Form 10KSB40/A, Exhibit 13
period 1997-09-30
HARVEST HOME FINANCIAL CORP
filed 1998-05-15
CIK 919624

HARVEST HOME FINANCIAL'S ANNUAL REPORT TO STOCKHOLDERS FOR THE
                   FISCAL YEAR ENDING SEPTEMBER 30, 1997
                                TABLE OF CONTENTS


President's Letter to Stockholders

The Business of Harvest Home Financial Corporation and
   Subsidiary

Common Stock and Related Information

Selected Consolidated Financial Data

Management's Discussion and Analysis of Financial
   Condition and Results of Operations

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 1997 and 1996

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 1996 and 1995

Average Yield Analysis

Rate/Volume Table

Liquidity and Capital Resources

Effect of Recent Accounting Pronouncements

Recapitalization of Deposit Insurance Fund


Report of Independent Certified Public Accountants

Consolidated Financial Statements

Directors and Officers

Stockholder Services

















Dear Stockholder:

We are very pleased to present Harvest Home Financial's Annual Report to Stockholders for the fiscal year ending September 30, 1997.

I am happy to report that net earnings for fiscal 1997 totaled $627,000, exceeding same period earnings for fiscal 1996 by $495,000, or 375%.

We had discussed with you last year our need to maintain a growth strategy that would result in improved earnings and an increased return on equity. Consistent with that objective, we were able to grow the Bank's assets during fiscal 1997 by $15.1 million, or 19.2%. Total assets reached the unprecedented level of $93.8 million. New loan originations remained strong during the current fiscal year, resulting in portfolio growth of $3.0 million, or 7.0%

The heart of our mission statement is that "we want to be recognized as a stable/secure institution that provides a personal touch and treats our customers as individuals while offering competitive rates along with efficient modern services." In keeping with our mission statement, we recently completed remodeling our Ebenezer Road office to upgrade customer services. Currently, we are remodeling the North College Hill office to improve services at that location. A drive up ATM is included in the North College Hill upgrade.

In April 1997, we announced a share repurchase program which provided for the repurchase of 46,742 shares over a six month period. In October 1997, we extended our share repurchase program intending to repurchase an additional 49,000 shares over a six month period commencing October 27, 1997. Since April we have successfully repurchased 43,500 shares. The
Board continues to believe that repurchasing shares benefits the Corporation and its stockholders. Repurchased shares will become treasury shares available for general corporate purposes.

Dividends were paid quarterly totaling $.41 for the calendar year 1997. As a charter shareholder, the annual dividend represents a 5.6% return on your original tax adjusted investment. Consistent with the Private Letter Ruling received during fiscal year 1996, we can estimate 93% of your 1997 dividends will be considered tax free. You will be advised in January 1998 as to the exact percentage of the 1997 dividend distributions that are considered tax free.

On a personal note, Vice President Richard F. Hauck will be retiring from our management team January 1, 1998. Mr. Hauck became part of Harvest Home Savings Bank in March 1985 through our merger with Baltimore Savings & Loan Company. Mr. Hauck's experience in the savings and loan business extends beyond twenty-five years. I know I speak for all of his co-workers in recognizing his contribution to our company and wishing Dick and Janet, his wife, many comfortable retirement years. Mr. Hauck will continue to serve as a Board member.

In conclusion, your Board and management look forward to the future with great optimism. Our mission remains consistent as a provider of financial services to our community. Technology is fast changing the way we provide services but our desire to treat each customer as an individual remains steadfast.

As always, we appreciate your continued confidence and support.

Very truly yours,



John E. Rathkamp
President


  BUSINESS OF HARVEST HOME FINANCIAL CORPORATION AND SUBSIDIARY

Harvest Home Financial Corporation ("HHFC", or the "Corporation") was incorporated in February 1994 under Ohio law for the purpose of acquiring all of the capital stock issued by Harvest Home Savings Bank ("Harvest Home", or the "Bank") in connection with its conversion from a state chartered mutual savings bank to a state chartered stock savings bank (the "Conversion"). The Conversion was consummated on October 7, 1994 and, as a result, the Corporation became a unitary savings and loan holding company for its wholly-owned subsidiary, Harvest Home. The Corporation has no significant assets other than the shares of the Bank's common stock acquired in the Conversion and has no significant liabilities.

As a community oriented financial institution, Harvest Home seeks to serve the financial needs of the families and community businesses in its primary market area. Harvest Home is principally engaged in the business of attracting deposits from the general public, which are insured to applicable limits by the Savings Association Insurance Fund (the "SAIF"), and using such deposits to originate residential loans. To a lesser extent, Harvest Home also originates construction loans and loans secured by multi-family residential real estate, nonresidential real estate, and deposits. In addition, Harvest Home invests in mortgage-backed securities, other investment grade U.S. Government and agency securities, and short-term interest-bearing deposits. Harvest Home also offers a credit card program through a correspondent relationship with a commercial bank.

Harvest Home conducts business from its main office in Cheviot, Ohio and from two full-service branch offices located in the Cincinnati area. Harvest Home's primary market area consists of western Hamilton County, Ohio, although its market also extends to the remainder of Hamilton County and to contiguous townships in the counties of Butler, Clermont, and Warren.


























              COMMON STOCK AND RELATED INFORMATION

The Corporation's common stock has been listed on the NASDAQ System since October 7, 1994 under the NASDAQ symbol HHFC.

Presented below are the market values for the Corporation's common stock, as well as the amount of cash dividends paid on the common stock, for each quarter of fiscal 1997 and 1996. Such values represent actual transactions and do not include retail markups, markdowns or commissions. Information relating to prices has been obtained by the Corporation from NASDAQ for fiscal 1997, 1996 and 1995.

                                         Market         Cash
Fiscal year ending September 30, 1997     value      dividends (1)

Quarter ending December 31, 1996          $ 9.75       $.10
Quarter ending March 31, 1997             $11.50       $.10
Quarter ending June 30, 1997              $10.88       $.10
Quarter ending September 30, 1997         $12.00       $.10

                                          Market       Cash
Fiscal year ending September 30, 1996     value        dividends (2)

Quarter ending December 31, 1995          $11.88       $ .10
Quarter ending March 31, 1996             $12.00       $ .10
Quarter ending June 30, 1996              $12.50       $ .10
Quarter ending September 30, 1996         $ 9.63       $3.10

                                          Market       Cash
Fiscal year ending September 30, 1995     value        dividends

Quarter ending December 31, 1994          $ 8.75       $.05
Quarter ending March 31, 1995             $10.00       $.07
Quarter ending June 30, 1995              $10.00       $.09
Quarter ending September 30, 1995         $11.25       $.10

As of November 19, 1997, the Corporation had outstanding 891,357 shares of common stock, held by approximately 350 stockholders of record. This number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. In April 1997 and October 1997, the Corporation announced the implementation of stock repurchase programs pursuant to which the Corporation would repurchase up to 5% per program of its outstanding common stock over respective periods of at least six months. The October 1997 period remains open. Since April 1997, the Corporation repurchased a total of 43,500 shares of its common stock at an average price of $12.84 per share.







(1) Approximately $.37 of fiscal 1997 dividends are deemed to constitute a return of capital.
(2) Approximately $2.64 of fiscal 1996 dividends are deemed to constitute a return of capital.

                                   SELECTED CONSOLIDATED FINANCIAL DATA

Selected consolidated financial condition and other data:

                                          At September 30,

                                   1997      1996      1995       1994      1993
                                             (Dollars in thousands)

Total amount of:
  Assets                           $93,832   $78,718   $69,532   $72,765   $64,925
  Cash and cash equivalents (1)      5,264     1,708     2,313    16,333     9,541
  Investment securities - at cost        0         0    18,032     9,992     6,125
  Investment securities, available
    for sale - at market             8,039    12,105         0         0         0
  Mortgage-backed securities -
    at cost                              0         0     9,009     8,243     9,545
  Mortgage-backed securities
    available for sale -
    at market                       32,466    20,429         0         0         0
  Loans receivable - net            45,229    42,267    38,245    36,319     38,012
  Deposits                          58,786    57,958    56,425    67,810     60,470
  Advances from the FHLB            24,000    10,000         0         0          0
  Stockholders' equity (2)          10,344     9,725    12,706     4,581      4,166
Number of:
  Real estate loans outstanding      1,054     1,038     1,000     1,052        975
  Deposit accounts                   8,035     8,466     8,309     6,987      7,536
  Full service offices                   3         3         3         3          3

Summary of consolidated earnings and other data:


                                             Year Ended September 30,
                                     1997      1996      1995      1994      1993
                                             (In thousands, except share data)

Interest income                    $5,983    $5,209    $4,872    $4,187    $4,584
Interest expense                    3,689     2,969     2,569     2,387     2,676
Net interest income                 2,294     2,240     2,303     1,800     1,908
Provision for loan losses               9         1        12         9        59
Net interest income after
  provision for loan losses         2,285     2,239     2,291     1,791     1,849
Other income                           64        74        50        53        56
General, administrative, and
  other expense                     1,409     2,136     1,372     1,216     1,158
Earnings before income taxes          940       177       969       628       747
Federal income taxes                  313        45       329       213       257
Net earnings                       $  627    $  132    $  640    $  415    $  490
Earnings per share                 $  .70    $  .16    $  .73       N/A       N/A


                                             Year ended September 30,
                                     1997      1996      1995      1994      1993

Interest rate spread                  2.17%     2.24%     2.48%     2.63%     2.81%
Net yield on average interest-
  earning assets                      2.76      3.07      3.27      2.82      3.07
Return on equity (net earnings
  divided by average equity)          6.09      1.05      5.09      9.49     12.50
Return on assets (net earnings
  divided by average total assets)    0.73      0.18      0.89      0.64      0.76
Equity-to-assets ratio (average
  Equity divided by average total
  assets)                            12.06     16.94     17.56      6.70      6.10
Loan loss allowance as a
  percentage of non-performing
  loans                             121.05%    67.68%    76.92%   268.57%      N/M(3)


(1)  Includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions.
(2)  Consists only of retained earnings as of September 30, 1993 - 1994, inclusive.
(3)  Not meaningful.

               Harvest Home Financial Corporation

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Since its formation, the Corporation's activities have been primarily limited to holding the stock of Harvest Home. As a result, the discussion that follows focuses largely on the operations of Harvest Home.

Harvest Home's operating results are dependent to a significant degree on its net interest income, which is the difference between interest income on loans and investments and interest expense on deposits and borrowings. Like most thrift institutions, the interest income and interest expense of Harvest Home changes as interest rates fluctuate and assets and liabilities reprice. Interest rates may fluctuate because of general economic conditions, the policies of various regulatory authorities and other factors beyond Harvest Home's control. Assets and liabilities will reprice in accordance with the contractual terms of the asset or liability instrument and in accordance with customer reaction to general economic trends.

Harvest Home's interest-earning assets repricing within one year after September 30, 1997, are less than interest-bearing liabilities repricing within the same period by approximately $5.1 million, resulting in a negative cumulative one-year gap of 5.5% of total assets. The Corporation's interest-earning assets repricing within three years of September 30, 1997, were $5.4 million greater than interest bearing liabilities repricing during the same period, resulting in a positive cumulative gap for such period of 5.9% of total assets.

In the event that interest rates rise during the forthcoming year, Harvest Home's negative cumulative one-year gap may negatively affect earnings because interest-bearing liabilities may reprice at a faster pace than interest-earning assets. Further, rising interest rates could also affect Harvest Home's earnings in a negative manner as a result of diminished loan demand and the increased risk of delinquencies resulting from increased payment amounts on adjustable-rate loans.

Harvest Home's earnings are also vulnerable to changes in interest rates due to the amount of adjustable-rate mortgage loans ("ARMs") originated with low margins and adjustment caps. In the 1980s, Harvest Home originated ARMs which provide for interest rate adjustments every three years. Moreover, many of these loans have adjustment caps of 2% in any three year period. Therefore, if interest rates rise rapidly, Harvest Home may be unable to increase the interest rates on such loans as rapidly as the cost of liabilities increase.

Notwithstanding the foregoing risks, the Bank is operating within management's predetermined level of interest rate risk and management believes that Harvest Home's interest rate risk posture and the strategies discussed below will result in the Bank maintaining acceptable operating results in the current interest rate environment.

Asset and Liability Management

Harvest Home's interest rate spread is the principal determinant of income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. In managing its interest rate risk, Harvest Home begins with an objective to increase the interest rate sensitivity of its assets by originating loans with interest rates subject to period adjustment and market conditions and/or shorter maturities. Harvest Home has historically had to rely primarily upon retail deposit accounts as a source of funds and intends to continue to do so. Management believes that reliance on retail deposit accounts as a source of funds compared to brokered deposits and long-term borrowings may reduce the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. However, in fiscal 1997 and 1996, Harvest Home has utilized FHLB advances as a source of financing to fund purchases of certain mortgage-backed securities when favorable spreads became available.

Savings banks have historically presented a gap analysis as a measure of interest rate risk. The gap analysis presents the projected maturities and periods to repricing of a savings bank's rate sensitive assets and liabilities. As stated previously, Harvest Home's cumulative one-year gap, which represents the difference between the amount of interest sensitive assets maturing or repricing in one year and the amount of interest sensitive liabilities maturing or repricing in the same period was a negative 5.5% of total assets at September 30, 1997. A positive cumulative gap indicates that interest sensitive assets exceed interest sensitive liabilities at a specific date. In a rising interest rate environment, institutions with positive repricing or maturity gaps generally experience a more rapid increase in interest income earned on assets than the interest expense paid on liabilities. Conversely, in an environment of falling interest rates, interest income earned on assets will generally decrease more rapidly than the interest expense paid on liabilities. A negative gap will have the opposite effect.

Forward-Looking Statements

In addition to historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Corporation's operations and the Corporation's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Corporation's market area generally.

Some of the forward-looking statements included herein are the statements regarding management's determination of the amount and adequacy of the allowance for losses on loans and the effect of certain accounting pronouncements.


Discussion of Changes in Financial Condition from September 30, 1996 to September 30, 1997

The Corporation's assets totaled $93.8 million at September 30, 1997, an increase of $15.1 million, or 19.2%, from September 30, 1996. The increase in total assets was funded primarily by a $14.0 million increase in Federal Home Loan Bank advances, an $828,000, or 1.4%, increase in deposits and a $619,000 increase in stockholders' equity.

Cash, federal funds sold and interest-bearing deposits in other financial institutions totaled $5.3 million at September 30, 1997, an increase of $3.6 million, or 208.2%, from 1996 levels. Federal funds sold increased by $2.2 million, while interest-bearing deposits and cash increased by $1.4 million, or 103.7%. Investment securities totaled $8.0 million at September 30, 1997, a decline of $4.1 million, or 33.6%, from the balance at September 30, 1996. This decline resulted primarily from the maturity of $2.0 million and the sale of $2.0 million of investment securities during the 1997 period. The proceeds were primarily redeployed to fund new loan originations.

Mortgage-backed securities increased by $12.0 million, or 58.9%, to a total of $32.5 million at September 30, 1997, compared to September 30, 1996, as purchases of $18.2 million exceeded principal repayments and sales of $2.6 million and $138,000, respectively. During fiscal 1997, management purchased $18.2 million of long-term, adjustable-rate U.S. Government agency collateralized mortgage obligations with a weighted-average yield of 6.77%. Such purchases were funded with proceeds from Federal Home Loan Bank advances.

Loans receivable increased by $3.0 million, or 7.0%, to a total of $45.2 million at September 30, 1997, compared to September 30, 1996 levels. Loan disbursements totaled $8.9 million during fiscal 1997, as compared to $12.3 million during fiscal 1996, and were partially offset by principal repayments totaling $6.0 million. Growth in the loan portfolio consisted primarily of one- to four-family loans, which increased by $4.3 million, or 12.2%, year to year.

At September 30, 1997, Harvest Home's allowance for loan losses totaled $115,000, representing .2% of total loans and 121.1% of nonperforming loans. At September 30, 1996, the allowance for loan losses totaled
$111,000, or .2% of total loans, and 67.7% of nonperforming loans. Nonperforming loans amounted to $95,000, or .1%, and $164,000, or .2%, of total assets at September 30, 1997 and 1996, respectively. Although management believes that its allowance for loan losses at September 30, 1997, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Harvest Home's results of operations.

Deposits totaled $58.8 million at September 30, 1997, an increase of $828,000, or 1.4%, over the $58.0 million total at September 30, 1996. The increase resulted primarily from management's continuing efforts to maintain a moderate rate of growth through marketing and pricing strategies.

Federal Home Loan Bank advances totaled $24.0 million at September 30, 1997, an increase of $14.0 million, or 140.0%, over September 30, 1996, as management elected to fund the purchase of mortgage-backed securities with variable rate, long-term advances. These advances and the related mortgage-
backed  securities  reprice  monthly  based  upon  the  LIBOR  index.    At
September 30, 1997, the advances carried a 5.82% weighted-average interest rate and are scheduled to mature through fiscal 2007.


Discussion of Changes in Financial Condition from September 30, 1996 to September 30, 1997 (continued)

Shareholders' equity totaled $10.3 million at September 30, 1997, an increase of $619,000, or 6.4%, over September 30, 1996 levels. The increase resulted primarily from net earnings of $627,000 and a $49,000 increase in unrealized gains on securities designated as available for sale, which were partially offset by dividends of $371,000 and the purchase of treasury shares totaling $223,000.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1997 and 1996

General

Net earnings for the year ended September 30, 1997, totaled $627,000, an increase of $495,000, or 375.0%, over the $132,000 in net earnings reported for the fiscal year ended September 30, 1996. The increase in net earnings resulted primarily from a $727,000 decline in general, administrative and other expense, including a one-time charge to recapitalize the Savings Association Insurance Fund ("SAIF") totaling $368,000 which was recorded in fiscal 1996, coupled with a $54,000 increase in net interest income, which were partially offset by a $268,000 increase in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $6.0 million for the fiscal year ended September 30, 1997, an increase of $774,000, or 14.9%, over fiscal 1996. Interest income on loans totaled $3.5 million in fiscal 1997, an increase of $298,000, or 9.4%. This increase was due primarily to a $3.5 million increase in the weighted-average balance outstanding, coupled with an 6 basis point increase in weighted-average yield, to 7.87% in 1997. Interest income on mortgage-backed securities increased by $887,000, or 115.6%, as a result of a $13.4 million increase in the weighted-average balance outstanding, coupled with an 25 basis point increase in weighted-average yield, to 6.38% in fiscal 1997. Interest income on investment securities and interest-bearing deposits decreased by $411,000, or 32.0%, due primarily to a $6.8 million decrease in the weighted-average balance outstanding, which was partially offset by a 15 basis point increase in the weighted-average yield year-to-year.

Interest expense totaled $3.7 million for the fiscal year ended September 30, 1997, an increase of $720,000, or 24.3%, over the $3.0 million total
recorded  in  fiscal  1996.   Interest expense  on  deposits  decreased  by
$28,000, or 1.0%, due primarily to a 6 basis point decrease in the weighted-average cost of funds, to 4.81% during fiscal 1997. Interest expense on borrowings totaled $903,000 during fiscal 1997, an increase of $748,000 over fiscal 1996, due to a $12.7 million increase in the weighted-average balance of advances outstanding from the Federal Home Loan Bank, as previously discussed.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $54,000, or 2.4%, from $2.2 million for the fiscal year ended September 30, 1996, to $2.3 million for fiscal 1997. The interest rate spread declined by 7 basis points during fiscal 1997 to 2.17%, while the net interest margin declined by 31 basis points year-to-year, amounting to 2.76% in fiscal 1997.


Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio. As a result of such analysis, management recorded a $9,000 provision for losses on loans during the fiscal year ended September 30, 1997, as compared to $1,000 for fiscal 1996. There can be no assurance that the allowance for loan losses of the Savings Bank will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income declined by $10,000, or 13.5%, from $74,000 for the fiscal year ended September 30, 1996 to $64,000 for fiscal 1997. The decline was due primarily to a $12,000 decline in the recovery from the Ohio Deposit Guarantee Fund which totaled $2,000 in fiscal 1997, as compared to $14,000 in fiscal 1996.

General, Administrative and Other Expense

General, administrative and other expense decreased by $727,000, or 34.0%, to a total of $1.4 million for the year ended September 30, 1997, as compared to $2.1 million for fiscal 1996. The decrease resulted primarily from a $368,000 charge recorded in fiscal 1996 to recapitalize the SAIF, a decrease of $229,000, or 22.2%, in employee compensation and benefits and a $28,000, or 12.3% decrease in other operating expenses. The decrease in employee compensation and benefits resulted primarily from management's decision to accelerate expenses related to the ESOP during fiscal 1996, which resulted in a $200,000 charge during that period. The decrease in other operating expenses resulted from a decrease in professional and reporting expenses year-to-year.

Federal Income Taxes

The provision for federal income taxes totaled $313,000 for the fiscal year ended September 30, 1997, an increase of $268,000 over the $45,000 total in fiscal 1996. The increase resulted primarily from a $763,000, or 431.1%, increase in pre-tax earnings. The effective tax rates for the years ended September 30, 1997 and 1996 were 33.3% and 25.4%, respectively.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1996 and 1995

General

Net earnings for the year ended September 30, 1996, totaled $132,000, a decline of $508,000, or 79.4%, from the $640,000 in net earnings reported for the fiscal year ended September 30, 1995. The decline in net earnings resulted primarily from a $368,000 charge recorded in the fourth quarter reflecting the assessment to recapitalize the Savings Association Insurance Fund ("SAIF"), coupled with a $396,000 increase in other general, administrative and other expense and a $63,000 decrease in net interest income, which were partially offset by a $284,000 decrease in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $5.2 million for the fiscal year ended September 30, 1996, an increase of $337,000, or 6.9%, over fiscal 1995. Interest income on loans totaled $3.2 million in fiscal 1996, an increase of $187,000, or 6.3%. This increase was due primarily to a $3.3 million increase in the weighted-average balance outstanding, which was partially offset by a 19 basis point decrease in weighted-average yield to 7.81% in 1996. Interest income on mortgage-backed securities increased by $202,000, or 35.8%, as a result of a $2.7 million increase in the weighted-average balance outstanding, coupled with a 39 basis point increase in weighted-average yield, to 6.13% in fiscal 1996. Interest income on investment securities and interest-bearing deposits decreased by $52,000, or 3.9%, due primarily to a $3.2 million decrease in the weighted-average balance outstanding, which was partially offset by a 166 basis point increase in weighted-average yield year-to-year.

Interest expense totaled $3.0 million for the fiscal year ended September 30, 1996, an increase of $400,000, or 15.6%, over the $2.6 million total recorded in fiscal 1995. Interest expense on deposits increased by $245,000, or 9.5%, due primarily to a 43 basis point increase in the weighted-average cost of funds, to 4.87% during fiscal 1996. Interest expense on borrowings totaled $155,000 during fiscal 1996, due to an increase in advances from the Federal Home Loan Bank, as previously discussed.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $63,000, or 2.7%, from $2.3 million for the fiscal year ended September 30, 1995, to $2.2 million for fiscal 1996. The interest rate spread declined by 24 basis points during fiscal 1996, to 2.24%, while the net interest margin declined by 20 basis points year-to-year, amounting to 3.07% in fiscal 1996.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio. As a result of such analysis, management recorded a $1,000 provision for losses on loans during the fiscal year ended September 30, 1996. There can be no assurance that the allowance for loan losses of the Savings Bank will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income increased by $24,000, or 48.0%, from $50,000 for the fiscal year ended September 30, 1995 to $74,000 for fiscal 1996. The increase was due primarily to an increase in service fees and other charges during fiscal 1996, coupled with a recovery from the Ohio Deposit Guarantee Fund totaling $14,000.

General, Administrative and Other Expense

General, administrative and other expense increased by $764,000, or 55.7%, to a total of $2.1 million for the year ended September 30, 1996, as compared to $1.4 million for fiscal 1995. The increase resulted primarily from a $368,000 charge recorded in the fourth quarter reflecting the assessment to recapitalize the SAIF, an increase of $340,000, or 49.1%, in employee compensation and benefits and a $44,000, or 55.0% increase in franchise taxes. The increase in employee compensation and benefits resulted primarily from management's decision to accelerate approximately $200,000 in expenses related to the Employee Stock Ownership Plan. The increase in franchise taxes resulted from the increase in stockholders' equity year-to-year.

Federal Income Taxes

The provision for federal income taxes totaled $45,000 for the fiscal year ended September 30, 1996, a decrease of $284,000, or 86.3%, from the $329,000 total in fiscal 1995. The decline resulted primarily from a $792,000, or 81.7%, decrease in pre-tax earnings. The effective tax rates for the years ended September 30, 1996 and 1995 were 25.4% and 34.0%, respectively.


                             AVERAGE YIELD ANALYSIS


The following table presents for the periods indicated, the total amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Balances are based on average monthly balances which, in the opinion of management, do not differ materially from daily balances.

                                                                       Year ended September 30,
                                                       1997                          1996                           1995
                                       Average    Interest            Average   Interest           Average    Interest
                                     outstanding  earned/  Yield/   outstanding  earned/  Yield/  outstanding  earned/    Yield/
                                      balance      paid    rate      balance      paid    rate     balance    paid       rate


Interest-earning assets:
  Loans receivable                      $43,929   $3,457    7.87%   $40,432     $3,159    7.81%   $37,159      $2,972     8.00%
  Mortgage-backed securities             25,938    1,654    6.38     12,505        767    6.13      9,835         565     5.74
  Investment securities                   9,846      675    6.86     15,250      1,026    6.73     17,095       1,092     6.39
  Interest-bearing deposits and other     3,538      197    5.57      4,896        257    5.25      6,299         243     3.86

     Total interest-earning assets       83,251    5,983    7.19     73,083      5,209    7.13     70,388       4,872     6.92

Non-interest-earning assets               2,153                       1,215                         1,229

     Total assets                       $85,404                     $74,298                       $71,617

Interest-bearing liabilities:
  Deposits
    NOW accounts                        $ 3,477      110    3.16    $ 2,753     $   74    2.69    $ 2,554      $   67       2.62%
    Passbook                              9,057      252    2.78      9,671        272    2.79     11,745         346       2.95
    Money market demand deposits          4,436      144    3.25      4,746        144    3.03      5,551         160       2.88
    Certificates                         40,909    2,280    5.57     40,639      2,326    5.72     37,978       1,996       5.26
  Borrowings                             15,615      903    5.78      2,885        155    5.37          0           0          0
    Total interest-bearing liabilities   73,494    3,689    5.02     60,694      2,969    4.89     57,828       2,569       4.44
Non-interest-bearing liabilities          1,608                       1,017                         1,210
     Total liabilities                   75,102                      61,711                        59,038

Stockholders' equity                     10,302                      12,587                        12,579

     Total liabilities and
     stockholders' equity               $85,404                     $74,298                       $71,617

Net interest income; interest rate
spread (1)                                        $2,294   2.17%                $2,240    2.24%                $2,303       2.48%

Net yield (net interest income as
a percent of average interest-
earning assets)                                            2.76%                               3.07%                        3.27%

Ratio of average interest-earning
assets to average interest-bearing
liabilities                                              113.28%                             120.41%                      121.72%


(1)  Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.


                  Harvest Home Financial Corporation

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense during the fiscal years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effects of changes in both volume and rate, which cannot be separately identified, have been allocated proportionately to the change due to volume and the change due to rate:

                                           Year ended September 30,
                                     1997 vs. 1996          1996 vs. 1995
                                        Increase               Increase
                                       (decrease)             (decrease)
                                         due to                 due to
                                  Volume  Rate  Total     Volume  Rate  Total

                                               (In thousands)


Interest income attributable to:
  Loans receivable                 $273   $25    $298      $258   $ (71)   $187
  Mortgage-backed securities        855    32     887       162      40     202
Investment securities              (370)   19    (351)     (122)     56    ( 66)
  Other interest-earning assets(1)  (74)   14     (60)      (62)     76      14
Total interest income               684    90     774       236     101     337

Interest expense attributable to:
  Deposits(2)                         4   (32)   (28)        (1)    246     245
  Borrowings                        735    13    748        155       0     155
Total interest expense              739    19)   720        154     246     400


Increase (decrease) in net interest income              $  54                        $ (63)

(1) Includes interest-bearing deposits in other financial institutions and other interest-earning assets.
(2)  Includes interest-bearing escrow deposits.


Liquidity and Capital Resources

Harvest Home's principal sources of funds are deposits, repayments on loans and mortgage-backed securities, maturities of investment securities, and funds provided by operations. While scheduled loan and mortgage-backed securities amortization and maturing interest-bearing deposits and investment securities are relatively predictable sources of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by economic conditions, the general level of interest rates, and competition. The particular sources of funds utilized by Harvest Home from time to time are selected based on comparative costs and availability.

The FDIC requires savings banks to maintain a level of investments in specified types of liquid assets sufficient to protect and ensure the safety and soundness of the Savings Bank. The FDIC has no specific minimum guideline for liquidity.

The primary investing activities of Harvest Home include investing in loans, mortgage-backed securities and investment securities. Such investments are funded primarily from loans and mortgage-backed securities repayments, increases in customer deposit liabilities and borrowings from the Federal Home Loan Bank. During the fiscal year ended September 30, 1997, loan originations totaled $8.9 million and purchases of mortgage-backed securities totaled $18.2 million, representing the deployment of funds from deposit growth, proceeds from Federal Home Loan Bank advances and proceeds from maturity of investment securities. Customer deposits increased during the fiscal year ended September 30, 1997, by $828,000 and increased during the fiscal year ended September 30, 1996 by $1.5 million.

The FDIC has adopted risk-based capital ratio guidelines to which Harvest Home is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk weighted categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier I") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debts and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Savings Banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier I capital. The FDIC may, however, set higher capital requirements when a bank's particular circumstances warrant. Banks experiencing or anticipating significant growth are expected to maintain a Tier I leverage ratio, including tangible capital positions, well above the minimum levels.

In addition, the FDIC established guidelines prescribing a minimum Tier I leverage ratio (Tier I capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier I leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier I leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

The following table sets forth the regulatory capital of Harvest Home at September 30, 1997:

     Total Capital to Risk-Weighted Assets             25.1%
     Tier I Capital to Risk-Weighted Assets            24.8%
     Tier I Leverage Ratio                              9.3%

Effect of Recent Accounting Pronouncements


In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", establishing financial accounting and reporting standards for stock-based compensation plans. SFAS No. 123 encourages all entities to adopt a new method of accounting to measure compensation cost of all stock compensation plans based on the estimated fair value of the award at the date it is granted. Companies are, however, allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The accounting requirements of SFAS No. 123 are effective for transactions entered into during fiscal years that begin after December 15, 1995; however, companies are required to disclose information for awards granted in their first fiscal year beginning after December 15, 1994. Management has determined that the Corporation will continue to account for stock-based compensation pursuant to Accounting Principles Board Opinion No. 25, and therefore the disclosure provisions of SFAS No. 123 will have no effect on its consolidated financial condition or results of operations.

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Corporation's consolidated financial position or results of operations.

In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which requires companies to present basic earnings per share and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share, respectively. Basic earnings per share is computed without including potential common shares, i.e., no dilutive effect. Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares, including options, warrants, convertible securities and contingent stock agreements. SFAS No. 128 is effective for periods ending after December 15, 1997. Early application is not permitted. Based upon the provisions of SFAS No. 128, the Corporation's basic and diluted earnings per share for the year ended September 30, 1997, would have been $.71 and $.69, respectively.

In February 1997, the FASB issued SFAS No. 129, "Disclosures of Information about Capital Structure." SFAS No. 129 consolidated existing accounting guidance relating to disclosure about a company's capital structure. SFAS No. 129 is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 is not expected to have a material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and
assessing  performance.   For  many enterprises,  the management approach
will likely result in  more  segments being  reported.   In  addition, SFAS
No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Corporation's financial statements.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto included herein have been prepared in accordance with generally accepted accounting principles, which require the Corporation to measure financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

In management's opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the rate of inflation. While interest rates are greatly influenced by changes in the inflation rate, they do not change at the same rate or in the same magnitude as the inflation rate. Rather, interest rate volatility is based on changes in the expected rate of inflation, as well as on changes in monetary and fiscal policies.


Recapitalization of the Deposit Insurance Fund

The deposit accounts of the Savings Bank and of other savings associations are insured by the FDIC in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments are required for healthy commercial banks except for a $2,000 minimum fee.

Legislation was enacted to recapitalize the SAIF that provides for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law.

The Savings Bank had $56.0 million in deposits at March 31, 1995, resulting in an assessment of approximately $368,000, or $243,000 after tax, which was charged to operations in 1996.

A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999. The SAIF recapitalization legislation also provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Savings Bank could be regulated as a bank holding company under Federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $370,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over six years.


       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Harvest Home Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Harvest Home Financial Corporation as of September 30, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years ended September 30, 1997, 1996 and 1995. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harvest Home Financial Corporation as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1997, 1996 and 1995, in conformity with generally accepted accounting principles.





Cincinnati, Ohio
November 19, 1997








                  Harvest Home Financial Corporation

            CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             September 30,
                   (In thousands, except share data)
     ASSETS                                         1997        1996

Cash and due from banks                        $     558   $     520
Federal funds sold                                 2,600         400
Interest-bearing deposits in other
  financial institutions                           2,106         788
     Cash and cash equivalents                     5,264       1,708

Investment securities designated as
  available for sale - at market                   8,039      12,105
Mortgage-backed securities designated
  as available for sale - at market               32,466      20,429
Loans receivable - net                            45,229      42,267
Office premises and equipment - at
  depreciated cost                                   981         952
Federal Home Loan Bank stock - at cost             1,219         588
Accrued interest receivable on loans                 245         209
Accrued interest receivable on mortgage-
  backed securities                                  139         102
Accrued interest receivable on investments
  and interest - bearing deposits                    126         211
Prepaid expenses and other assets                     73          74
Prepaid federal income taxes                          51          73

     Total assets                                $93,832     $78,718

     LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                         $58,786     $57,958
Advances from the Federal Home Loan Bank          24,000      10,000
Advances by borrowers for taxes and insurance        107          96
Accrued interest payable                              89          77
Other liabilities                                    253         816
Deferred federal income taxes                        253          46
     Total liabilities                            83,488      68,993

Commitments                                           0           0

Stockholders' equity
  Common stock - 2,000,000 shares of no par
  value authorized;
    991,875 shares issued                             0           0
  Additional paid-in capital                       6,884       6,740
  Retained earnings - restricted                   5,043       4,787
  Shares acquired by Employee Stock Ownership Plan (378)       (674)
  Shares acquired by Recognition and Retention Plan(389)       (486)
  Unrealized gains (losses) on securities
    designated as available for sale, net of
    related tax effects                               40         (9)
  Less 77,018 and 57,018 shares of treasury
    stock - at cost                                (856)       (633)
     Total stockholders' equity                   10,344       9,725

     Total liabilities and stockholders' equity  $93,832     $78,718

The accompanying notes are an integral part of these statements.
                  Harvest Home Financial Corporation

                  CONSOLIDATED STATEMENTS OF EARNINGS

                   For the year ended September 30,
                   (In thousands, except share data)
                                            1997      1996      1995
Interest income
  Loans                                   $3,457    $3,159    $2,972
  Mortgage-backed securities               1,654       767       565
  Investment securities                      675     1,026     1,092
  Interest-bearing deposits and other        197       257       243
Total interest income                      5,983     5,209     4,872

Interest expense
  Deposits                                 2,786     2,814     2,569
  Borrowings                                 903       155         0
     Total interest expense                3,689     2,969     2,569

     Net interest income                   2,294     2,240     2,303

Provision for losses on loans                  9         1        12
     Net interest income after
     Provision for losses on loans         2,285     2,239     2,291

Other income
  Gain on sale of investment and
    mortgage-backed securities                 7         2        0
  Other operating income                      57        72        50
     Total other income                       64        74        50

General, administrative and other expense
  Employee compensation and benefits         803     1,032       692
  Occupancy and equipment                    257       254       239
  Federal deposit insurance premiums          28       498       137
  Franchise taxes                            121       124        80
  Other operating                            200       228       224
     Total general, administrative and
       other expense                       1,409     2,136     1,372

     Earnings before income taxes            940       177       969

Federal income taxes
  Current                                    130       150       295
  Deferred                                   183     (105)        34
     Total federal income taxes              313        45       329

     NET EARNINGS                        $   627   $   132   $   640

     EARNINGS PER SHARE                      $.70      $.16      $.73


The accompanying notes are an integral part of these statements.


                       Harvest Home Financial Corporation

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the years ended September 30, 1997, 1996 and 1995
                        (In thousands, except share data)
                                                                             Unrealized
                                                               Shares        gain (loss)
                                                               acquired     on securities
                                       Additional              by stock      designated
                              Common    paid-in     Retained   benefit      as available    Treasury
                              stock     capital     earnings    plans         for sale        stock       Total

Balance at October 1, 1994    $     0   $     0      $ 4,581   $    0         $     0        $    0       $4,581

Net proceeds from issuance
  of common stock                   0     9,473            0     (794)              0             0        8,679
Net earnings for the year
  ended September 30, 1995          0         0          640        0               0             0          640
Cash dividends of $.21 per
  share                             0         0         (200)       0               0             0         (200)
Purchase of treasury shares -
  at cost                           0         0            0        0               0          (994)        (994)

Balance at September 30, 1995   9,473     5,021         (794)       0            (994)       12,700
Net earnings for the year
  ended September 30, 1996          0         0          132        0               0             0          132
Cash dividends of $3.40
  per share                         0    (2,796)        (366)       0               0             0       (3,162)
Purchase of treasury shares -
  at cost                           0         0            0        0               0           (80)         (80)
Amortization of expense related
  to stock benefit plans            0        18            0      120               0             0          138
Purchase of shares for
  recognition and retention plan    0        45            0     (486)              0           441            0
Unrealized losses on securities
  designated as available
  for sale, net of related
  tax effects                       0         0            0        0              (9)            0           (9)

Balance at September 30, 1996       0     6,740        4,787   (1,160)             (3)        9,725

Net earnings for the year
  ended September 30, 1997          0         0          627        0               0             0          627
Cash dividends of $.40 per share    0         0         (371)       0               0             0         (371)
Purchase of treasury shares -
  at cost                           0         0            0        0               0          (223)        (223)
Amortization of expense related
  to stock benefit plans            0       144            0      393               0           537
Unrealized gains on securities
  designated as available
  for sale, net of related
  tax effects                       0         0            0        0              49             0           49

Balance at September 30, 1997  $    0    $6,884       $5,043   $ (767)         $   40        $ (856)     $10,344

The accompanying notes are an integral part of these statements.
                                       24

                  Harvest Home Financial Corporation

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                   For the year ended September 30,
                            (In thousands)



                                               1997     1996      1995
Cash flows from operating activities:
  Net earnings for the year                  $   627   $  132    $  640
  Adjustments to reconcile net earnings
    to net cash provided by (used in)
    operating activities:
    Amortization of deferred loan
      origination fees                           (34)     (43)      (42)
    Depreciation and amortization                 51       51        43
    Amortization of premiums on mortgage-
      backed securities                            6       14        19
    Amortization of premiums on investment
      securities                                  17       42        36
    Gain on sale of investment and mortgage-
      backed securities                           (7)      (2)        0
    Amortization expense of stock benefit plans  537      138         0
    Provision for losses on loans                  9        1        12
    Federal Home Loan Bank stock dividends       (59)     (40)      (34)
    Increase (decrease) in cash due to
      changes in:
    Accrued interest receivable on loans         (36)     (23)       (2)
      Accrued interest receivable on mortgage-
        backed securities                        (37)     (47)      (11)
    Accrued interest receivable on investments
        and interest-bearing deposits             85      116      (156)
      Prepaid expenses and other assets            1       15        94
      Accrued interest payable                    12       53       (12)
      Other liabilities                         (563)     677       134
      Federal income taxes
        Current                                   22      (57)      (46)
        Deferred                                 183     (105)       34

Net cash provided by operating activities        814      922       709

Cash flows provided by (used in)
investing activities:
  Principal repayments on mortgage-backed
    securities                                 2,644    1,144     1,228
  Purchase of mortgage-backed securities     (18,205) (12,972)   (2,013)
  Proceeds from sale of mortgage-backed
    Securities available for sale                141      267         0
  Proceeds from maturity of mortgage-backed
    securities                                 3,500        0         0
  Proceeds from maturity of investment
    securities                                 2,003    6,000     6,000
  Proceeds from sale of investment
    securities available for sale              2,003        0         0
  Purchase of investment securities                0        0   (14,076)
  Principal repayments on loans                5,976    8,280     5,002
  Loan disbursements                          (8,913) (12,260)   (6,898)
  Purchase of Federal Home Loan Bank stock      (572)       0         0
  Purchase of office equipment                   (80)    (291)      (80)
Net cash used in investing activities        (11,503)  (9,832)  (10,837)

Net cash used in operating and investing
  activities (balance carried forward)       (10,689)  (8,910)  (10,128)


                  Harvest Home Financial Corporation

           CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                   For the year ended September 30,
                            (In thousands)

                                             1997      1996      1995

Net cash used in operating and investing
  activities (balance brought forward)     $(10,689) $ (8,910) $(10,128)

Cash flows provided by (used in)
  financing activities:
  Net increase (decrease) in deposit
    accounts                                    828     1,533   (11,385)
  Proceeds from Federal Home Loan Bank
    Advances                                 18,200    10,000         0
  Repayment of Federal Home Loan Bank
    Advances                                 (4,200)        0         0
  Advances by borrowers for taxes and
    insurance                                    11        14         8
  Net proceeds from issuance of common stock      0         0     8,679
  Dividends on common stock                    (371)   (3,162)     (200)
  Purchase of treasury stock                   (223)      (80)     (994)
Net cash provided by (used in) financing
  activities                                  14,245     8,305    (3,892)

Net increase (decrease) in cash and cash
  equivalents                                  3,556      (605)  (14,020)

Cash and cash equivalents at beginning
  of year                                      1,708     2,313    16,333

Cash and cash equivalents at end of year     $ 5,264   $ 1,708   $ 2,313

Supplemental disclosure of cash flow
information:
  Cash paid during the year for:
    Federal income taxes                     $    96   $   208   $   260

    Interest paid on deposits and borrowings $ 3,677   $ 2,916   $ 2,600


Supplemental disclosure of noncash
investing activities:
  Transfer of investment and mortgage-
    backed securities to an available
    for sale classification                  $     0   $25,732   $     0

  Unrealized gains (losses) on securities
    designated as available for sale,
    net of related tax effects               $    49   $    (9)  $     0

The accompanying notes are an integral part of these statements.


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  During fiscal 1993, the Board of Directors of Harvest Home Savings Bank, (the "Savings Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership (the "Conversion"), followed by the issuance of all of the Savings Bank's outstanding stock to a newly formed holding company, Harvest Home Financial Corporation (the "Corporation"), and the issuance of common shares of the Corporation to subscribing members of the Savings Bank. The conversion to the stock form of ownership was completed on October 7, 1994, culminating in the Corporation's issuance of 991,875 common shares. Condensed financial statements of the Corporation for the years ended September 30, 1997, 1996 and 1995 are presented in Note N. Future references are made to either the Corporation or the Savings Bank as applicable.

  The Corporation is a savings and loan holding company whose activities are primarily limited to holding the stock of the Savings Bank. The Savings Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

  The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles ("GAAP") and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

  The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

  1.  Principles of Consolidation

  The consolidated financial statements include the accounts of the Corporation and the Savings Bank. All significant intercompany balances and transactions have been eliminated.

  2.  Investment Securities and Mortgage-Backed Securities

  The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

  In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report on Implementation of SFAS No. 115 (the "Special Report"), which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Corporation's securities portfolio pursuant to the Special Report, and transferred all investment and mortgage-backed securities from the held-to-maturity portfolio to an available for sale classification. At September 30, 1997 and 1996, the Corporation's shareholders' equity reflected a net unrealized gain and a net unrealized loss of $40,000 and $9,000, respectively, on securities designated as available for sale.

  Realized gains and losses on sales of securities are recognized using the specific identification method.

  3.  Loans Receivable

  Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

  4.  Loan Origination Fees

  The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases". Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs of originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

  5.  Allowance for Losses on Loans

  It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a loan charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans (including development projects) and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

  In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which was amended by SFAS No. 118 as to certain income recognition and financial statement disclosure provisions and was effective for the Corporation in fiscal 1996. SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

  The  Savings  Bank  adopted  SFAS No. 114, as  subsequently  amended,  on
  October 1, 1995, without material effect on consolidated financial condition or results of operations.

  A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

  It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

  At September 30, 1997 and 1996, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

  6.  Office Premises and Equipment

  Office   premises  and  equipment  are  carried  at  cost   and   include
  expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line and accelerated methods over the useful lives of the assets, estimated to be forty years for buildings, ten to forty years for building improvements, and five to ten years for furniture and equipment. An accelerated method is used for tax reporting purposes.

  7.  Real Estate Acquired Through Foreclosure

  Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

  8.  Federal Income Taxes

  The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Corporation's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

  The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home
  Loan Bank stock dividends, retirement expense, the general loan loss allowance and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

  9.  Benefit Plans

  The Savings Bank provides a supplemental retirement plan to certain key officers. The Savings Bank's obligations under the supplemental plan have been funded via the purchase of key man life insurance policies for which the Savings Bank is the beneficiary. Expense under the supplemental plan totaled approximately $1,000 during each of the fiscal years ended September 30, 1997, 1996 and 1995.

  The Savings Bank had provided retirement benefits through a defined contribution pension plan to substantially all employees who had attained the age of 21 and completed one year of service. Contributions to the plan were made annually and amounted to 15% of base compensation. The plan was terminated during fiscal 1995. The provision for pension expense totaled $13,000 for the fiscal year ended September 30, 1995.

  In conjunction with its common stock offering, the Corporation implemented an Employee Stock Ownership Plan (ESOP). The ESOP provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 changed the measure of compensation expense recorded by employers from the cost of allocated ESOP shares to the fair value of ESOP shares allocated to participants during a fiscal year. Expense recognized related to the ESOP totaled approximately $48,000, $342,000 and $71,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

  The Corporation also has a Recognition and Retention Plan (RRP). Subsequent to the offering the RRP purchased 39,675 shares of its common stock in the open market. During fiscal 1996, 34,712 shares available under the RRP were granted to executive officers and members of the Board of Directors of the Corporation effective upon ratification of the RRP by the Corporation's shareholders. Common stock granted under the RRP vests ratably over a five year period, commencing in December 1995. A provision of $97,000 and $73,000 related to the RRP was charged to expense for the fiscal years ended September 30, 1997 and 1996, respectively.

  10.  Earnings Per Share and Dividends Per Share

  Earnings per share for the years ended September 30, 1997, 1996 and 1995 is based upon the weighted-average shares outstanding during the period, less 36,774, 65,933 and 79,350 shares, respectively, in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 894,201, 848,210 and 879,978 for the years ended September 30, 1997, 1996 and 1995, respectively. There was no material dilutive effect to the Corporation's stock option plan.

  During fiscal 1996, the Corporation declared capital distributions of $3.40 per common share. Of this amount, $3.00 per share was paid in September 1996 from funds retained by the Corporation in the conversion and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. Management has obtained a Private Letter Ruling from the Internal Revenue Service which states that the
  Corporation's dividend payments in excess of accumulated earnings and profits are considered a tax-free return of capital for federal income tax purposes. As a result, management believes that approximately $.37 and $2.64 of the fiscal 1997 and 1996 distributions constituted a tax-free return of capital.

  11.  Fair Value of Financial Instruments

  SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. For financial instruments where quoted market prices are not available, fair values are based on estimates using present value and other valuation methods.

  The methods used are greatly affected by the assumptions applied, including the discount rate and estimates of future cash flows. Therefore, the fair values presented may not represent amounts that could be realized in an exchange for certain financial instruments.

  The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1997 and 1996:

          Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

          Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

          Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts and consumer and other loans, fair values were deemed to equal the historic carrying values. The historical carrying amount of accrued interest on loans is deemed to approximate fair value.

          Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

          Deposits: The fair value of NOW accounts, passbook accounts, money market demand and escrow deposits is deemed to approximate the amount payable on demand. Fair values for fixed-rate certificates of deposit have been estimated using a discounted cash flow calculation using the interest rates currently offered for deposits of similar remaining maturities.

  11.  Fair Value of Financial Instruments (continued)

          Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities.

          Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 1997 and 1996, the difference between the fair value and notional amount of loan commitments was not material.

  Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30, are as follows:

                                         1997                1996
                                   Carrying  Fair      Carrying  Fair
                                    value    value      value    value
                                             (In thousands)

  Financial assets
    Cash and cash equivalents       $ 5,264   $ 5,264   $ 1,708   $ 1,708
    Investment securities             8,039     8,039    12,105    12,105
    Mortgage-backed securities       32,466    32,466    20,429    20,429
    Loans receivable                 45,229    46,244    42,267    42,695
    Stock in Federal Home
      Loan Bank                       1,219     1,219       588       588

                                    $92,217   $93,232   $77,097   $77,525
  Financial liabilities
    Deposits                        $58,786   $58,938   $57,958   $58,099
    Advances from Federal Home
      Loan Bank                      24,000    23,837    10,000    10,046
    Escrow deposits                     107       107        96        96

                                    $82,893   $82,882   $68,054   $68,241

  12.  Cash and Cash Equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

  13.  Reclassifications

  Certain prior year amounts have been reclassified to conform to the 1997 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

  The amortized cost and approximate fair values of investment securities at September 30, 1997 and 1996 are summarized as follows:

                                             1997
                                           Gross        Gross
                              Amortized  unrealized  unrealized    Fair
                                 cost     gains        losses      value


  Available for sale: (In thousands)

    U.S. Government agency
      obligations            $ 7,972      $67       $   0       $ 8,039

                                             1996
                                            Gross       Gross
                              Amortized   unrealized  unrealized   Fair
                                cost        gains       losses     value

  Available for sale: (In thousands)


    U.S. Government agency
      obligations            $11,992     $123      $   10          $12,105

  The amortized cost and approximate fair values of U.S. Government agency obligations by contractual term to maturity at September 30 are shown below:

                                        1997                    1996
                               Amortized    Fair        Amortized   Fair
                                  Cost      value          cost     value

                                            (In thousands)

  Due  within one year           $3,971     $4,013       $  4,030   $ 4,065
  Due after one year through
       five years                 4,001      4,026          7,962     8,040

                                 $7,972     $8,039        $11,992   $12,105



  The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of mortgage-backed securities at September 30, 1997 and 1996 are summarized as follows:

                                                                       1997

                                                               Gross        Gross
                                                Amortized    unrealized   unrealized     Fair
                                                   cost         gains        losses     value


  Available for sale:                                              (In thousands)

    Federal Home Loan Mortgage Corporation:
       Participation certificates                $ 2,236      $   19       $   37       $  2,218
       Collateralized  mortgage  obligations       6,471          10            4          6,477
    Federal National Mortgage Association:
      Participation certificates                   4,058          30           53          4,035
       Collateralized mortgage obligations        19,709          65           38         19,736

           Total mortgage-backed securities      $32,474        $124        $ 132       $ 32,466

                                                                      1996
                                                                Gross        Gross
                                                Amortized    unrealized   unrealized  Fair
                                                  cost         gains        losses      value

Available for sale:                           (In thousands)

    Federal Home Loan Mortgage Corporation:
      Participation certificates                 $ 2,732      $   8         $  47       $  2,693
      Collateralized mortgage obligations          7,003         57            25          7,035
    Government National Mortgage Association:
      Participation certificates                      99         11             0            110
    Federal National Mortgage Association:
      Participation certificates                   4,682         17           109          4,590
      Collateralized mortgage obligations          6,040          0            39          6,001

  Total mortgage-backed securities               $20,556      $  93         $ 220       $ 20,429

NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

  The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.
                                               September 30,
                                               1997       1996
                                              (In thousands)

  Due within three years                   $  1,145    $     0
  Due in three to five years                  2,169      1,207
  Due in five to ten years                    1,253      3,778
  Due in ten to twenty years                    834      1,117
  Due after twenty years                     27,073     14,454

                                            $32,474    $20,556


NOTE C - LOANS RECEIVABLE

  The composition of the loan portfolio at September 30 is summarized as follows:

                                                 1997     1996
                                              (In thousands)

  Residential real estate
    One-to-four family                        $39,821  $35,491
    Home equity lines of credit                 1,130    1,197
    Multifamily                                 1,402    1,522
    Construction                                1,513    3,290
  Nonresidential real estate and land           2,554    3,281
  Deposit account                                  45       42
                                               46,465   44,823
  Less:
    Undisbursed portion of loans in process     1,019    2,320
    Deferred loan origination fees                102      125
    Allowance for loan losses                     115      111

                                              $45,229  $42,267



  As depicted above, the Savings Bank's lending efforts have historically focused on one-to-four family residential and multifamily residential real estate loans, which comprise approximately $42.6 million, or 94%, of the total loan portfolio at September 30, 1997, and $38.9 million, or 92%, of the total loan portfolio at September 30, 1996. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

  The Savings Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $250,000, $350,000 and $540,000 at September 30, 1997, 1996 and 1995, respectively. At September 30, 1997, all loans serviced for others had been sold with recourse.

  In the ordinary course of business, the Savings Bank has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to officers and directors was approximately $156,000, $181,000 and $203,000 at September 30, 1997, 1996
  and 1995, respectively. During the fiscal year ended September 30, 1997, no loans were disbursed to officers and directors, while principal repayments of $25,000 were received from officers and directors.


NOTE D - ALLOWANCE FOR LOAN LOSSES

  The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                           1997    1996   1995

                                               (In thousands)

  Balance at beginning of year             $111    $110  $  98
  Provision for losses on loans               9       1     12
  Charge-off of loans                       (5)       0      0

  Balance at end of year                   $115    $111   $110



  At September 30, 1997, the Savings Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

  At September 30, 1997, 1996 and 1995, the Savings Bank's nonaccrual and nonperforming loans totaled $95,000, $164,000 and $143,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $6,000, $7,000 and $5,000 for the years ended September 30, 1997, 1996 and 1995, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

  Office premises and equipment are comprised of the following at September
  30:

                                                 1997     1996
                                              (In thousands)

  Land and improvements                       $   119  $   119
  Office buildings and improvements             1,230    1,197
  Furniture, fixtures and equipment               492      445
  Automobile                                       14       14
                                                1,855    1,775
    Less accumulated depreciation                 874      823

                                              $   981   $  952


NOTE F - DEPOSITS

  Deposits consist of the following major classifications at September 30:

  Deposit type and weighted-average          1997            1996
  interest rate                         Amount    %     Amount    %

                                               (Dollars in thousands)


  NOW accounts - 2.69% in 1997 and
    2.66% in 1996                     $  2,699   4.6%$   2,647    4.6%
  Super NOW accounts - 2.75% in 1997
    and 1996                               300    .5       192     .3
  Passbook accounts - 2.79% in 1997
    and 1996                             9,143  15.6     9,530   16.4
  Money market demand deposit -
    3.00% in 1997 and 1996               4,332   7.4     4,721    8.2
         Total demand, transaction and
           passbook deposits            16,474  28.1    17,090   29.5

  Certificates of deposit:
    Original maturities of:
      Less than 12 months
        5.09% in 1997 and 4.94% in 1996  3,547   6.0     5,799   10.0
      12 months
        5.87% in 1997 and 5.34% in 1996 21,993  37.4    15,495   26.7
      15 months
        5.65% in 1996                       0      0     2,196    3.8
      18 months
        5.82% in 1997 and 5.86% in 1996  4,634   7.9     4,652    8.0
      24 months
        4.60% in 1996                       0      0        52     .1
      30 months
        5.79% in 1997 and 5.74% in 1996  4,297   7.3     4,494    7.8
      48 months
        5.03% in 1997 and 5.06% in 1996     72    .1       188     .3
      More than 48 months
        6.12% in 1997 and 6.13% in 1996  7,769  13.2     7,992   13.8

         Total certificates of deposit  42,312  71.9    40,868   70.5

         Total deposits                $58,786 100.0%  $57,958  100.0%

  At September 30, 1997 and 1996, the Savings Bank had deposit accounts with balances greater than $100,000 totaling $2.5 million and $2.0 million, respectively.

  Interest expense on deposit accounts is summarized as follows for the years ended September 30:

                                           1997    1996   1995
                                               (In thousands)

  Money market demand deposit accounts  $   144 $   144 $  160
  Passbook accounts                         252     266    343
  Escrow accounts                             4       4      3
  NOW accounts                              101      65     58
  Super NOW accounts                          6       9      9
  Certificates of deposit                 2,280   2,326  1,996

                                         $2,786  $2,814 $2,569

  Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                1997      1996
                                             (In thousands)

  Less than six months                       $13,423   $14,110
  Six months to one year                      19,090    14,109
  One to two years                             3,536     5,074
  Two to three years                           3,548     2,092
  Three to four years                          2,338     3,111
  Over four years                                377     2,372

                                             $42,312   $40,868

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

  Advances from the Federal Home Loan Bank, collateralized at September 30, 1997 by pledges of certain residential mortgage loans totaling $36.0 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest Rate     Maturing fiscal       September 30,
                      year ending in       1997      1996
                                            (In thousands)

        6.53%                 1998      $  3,200   $     0
        5.55%                 2006             0    10,000
        5.71%                 2006         6,500         0
        5.71%                 2007        14,300         0

                                         $24,000   $10,000


NOTE H - COMMITMENTS

  The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

  The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

  At September 30, 1997, the Savings Bank had commitments for unused lines of credit under home equity loans of $1.7 million. Management believes that such loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Savings Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.


NOTE I - FEDERAL INCOME TAXES

  Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30, as follows:


                                         1997    1996     1995
                                             (In thousands)
  Federal income taxes computed at
    statutory rate                       $320     $60     $329
  Decrease in taxes resulting from:
    Other (primarily surtax exemptions
      in 1996)                            (7)    (15)       0
  Federal income tax provision per
    Consolidated financial statements    $313     $45     $329


 The composition of the Corporation's net deferred tax liability at September 30 is as follows:

                                                1997     1996
                                              (In thousands)

  Taxes (payable) refundable on temporary
  differences at estimated corporate tax rate:
    Deferred tax assets:
      General loan loss allowance             $   39    $  38
      Deferred loan origination fees               0       19
      Unrealized loss on securities designated as
        available for sale                         0        5
      Stock benefit plans                         25       31
      SAIF recapitalization assessment             0      125
      Other                                        3        0
     Total deferred tax assets                    67      218

    Deferred tax liabilities:
      Percentage of earnings bad debt
        deduction                               (125)    (125)
      Deferred loan origination costs            (17)       0
      Federal Home Loan Bank stock dividends    (156)    (136)
      Unrealized gain on securities designated
        as available for sale                   ( 19)       0
      Other                                       (3)      (3)
     Total deferred tax liabilities             (320)    (264)

     Net deferred tax liability                $(253)   $ (46)

  The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $1.7 million as of September 30, 1997. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $450,000. See Note L for additional information regarding future percentage of earnings bad debt deductions.

NOTE J - REGULATORY CAPITAL

  The Savings Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

  During the calendar year, the Savings Bank was notified by its primary regulator that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the table that follows.

  The FDIC has adopted risk-based capital ratio guidelines to which the Savings Bank is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

  These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital (the sum of Tier 1 and Tier 2 capital) ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

  In addition, the FDIC established guidelines prescribing a minimum Tier 1 leverage ratio (Tier 1 capital to adjusted total assets as specified in the guidelines). These guidelines provide for a minimum Tier 1 leverage ratio of 3% for savings banks that meet certain specified criteria, including that they have the highest regulatory rating and are not experiencing or anticipating significant growth. All other savings banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points.

  As of September 30, 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

                                                            To be "well-
                                                         capitalized"under
                                         For capital      prompt corrective
                            Actual     adequacy purposes  action provisions
                         Amount  Ratio  Amount   Ratio    Amount      Ratio

                                        (Dollars in thousands)

  Total capital
    (to risk-weighted
     assets)             $8,679  25.1%  $2,762  8.0%      $3,453    10.0%

  Tier I Capital
    (to risk-weighed
     assets)             $8,564  24.8%  $1,381  4.0%      $2,072     6.0%

  Tier I Leverage        $8,564   9.3%  $3,698  4.0%      $4,622     5.0%

 The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the primary market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.


NOTE K - STOCK OPTION PLAN

  The Board of Directors adopted a Stock Option Plan that provided for the issuance of 129,333 shares (adjusted) of authorized, but unissued shares of common stock at fair value at the date of grant. During fiscal 1996, the Corporation granted options to purchase 74,297 shares to members of the Board of Directors and executive officers at an initial fair value of $12.25 per share. The number of shares granted under option and the exercise price were adjusted to 96,879 and $9.42 per share, respectively, in fiscal 1997 to give effect to the return of capital distribution. As of September 30, 1997, none of the stock options granted had been exercised.

  The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                            1997          1996

  Net earnings        As reported           $627          $132

                        Pro-forma           $627         $  34

  Earnings per share  As reported            $.70          $.16

                        Pro-forma            $.70          $.04

  The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1996: dividend yield of 5.5%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

  A summary of the status of the Corporation's fixed stock option plan as of September 30, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                            1997               1996
                                               Weighted-          Weighted-
                                               average             average
                                               exercise            exercise
                                     Shares      price   Shares      price

  Outstanding at beginning of year   74,297    $12.25         0    $    0
  Adjustment for return of capital
    distribution                     22,582    $ 9.42         0    $    0
  Granted                                 0    $    0    74,297    $12.25
  Exercised                               0    $    0         0    $    0
  Forfeited                               0    $    0         0    $    0

  Outstanding at end of year         96,879    $ 9.42    74,297    $12.25

  Options exercisable at year-end    96,879    $ 9.42    74,297    $12.25
  Weighted-average fair value of
    options granted during the year              N/A               $ 1.99


  The following information applies to options outstanding at September 30, 1997:

  Number outstanding                                    96,879
  Range of exercise prices                               $9.42
  Weighted-average exercise price                        $9.42
  Weighted-average remaining contractual life       8.25 years


NOTE L - LEGISLATIVE DEVELOPMENTS

  The deposit accounts of the Savings Bank and of other savings associations are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Savings Association Insurance Fund (the "SAIF"). Prior to September 1996, the reserves of the SAIF were below the level required by law because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

  Legislation was enacted to recapitalize the SAIF that provided for a special assessment totaling $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. The Savings Bank held $56.0 million in deposits at March 31, 1995, resulting in an assessment of approximately $368,000, or $243,000 after tax, which was charged to operations in fiscal 1996.

  Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $370,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years.

NOTE M - CORPORATE REORGANIZATION AND CONVERSION TO STOCK
  FORM

 On May 17, 1993, the Savings Bank's Board of Directors adopted a plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all of the Savings Bank's outstanding common stock to a newly formed holding company, Harvest Home Financial Corporation (the "Corporation").

 On October 7, 1994, the Savings Bank completed its conversion to the stock form of ownership, and issued all of the Savings Bank's outstanding common shares to the Corporation.

  In connection with the conversion, the Corporation sold 991,875 shares to depositors of the Savings Bank at a price of $10.00 per share which, after consideration of offering expenses totaling $460,000, and shares purchased by employee benefit plans, resulted in net cash proceeds of $8.7 million.

 At the date of the conversion, the Savings Bank established a liquidation account in an amount equal to retained earnings reflected in the statement of financial condition used in the conversion offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintained deposit accounts in the Savings Bank after conversion.

 In the event of a complete liquidation (and only in such event), each eligible savings account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to the common shares. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or further application of such retained earnings.

 The Savings Bank may not declare or pay a cash dividend on, or repurchase any of its common shares if the effect thereof would cause the Savings Bank's stockholders' equity to be reduced below either the amount required for the liquidation account or the regulatory capital requirements for insured institutions.


NOTE N - CONDENSED FINANCIAL STATEMENTS OF HARVEST HOME FINANCIAL
  CORPORATION

 The following condensed financial statements summarize the financial position of Harvest Home Financial Corporation as of September 30, 1997 and 1996, and the results of its operations and its cash flows for the three years ended September 30, 1997, 1996 and 1995.

                  Harvest Home Financial Corporation
                   STATEMENTS OF FINANCIAL CONDITION
                             September 30,
                            (In thousands)

 ASSETS                                            1997       1996

 Cash and cash equivalents                    $     355  $     393
 Mortgage-backed securities designated as
   available for sale - at market                 1,020      1,238
 Loan receivable from ESOP                          378        674
 Investment in Harvest Home Savings Bank          8,585      7,543
 Prepaid expenses and other                          44        110

    Total assets                                $10,382   $  9,958

 LIABILITIES AND STOCKHOLDERS' EQUITY

 Other liabilities                           $       38  $     233

 Stockholders' equity
   Common stock and additional paid-in capital   11,099     10,367
   Retained earnings                                 61         0
   Unrealized gain (loss) on securities
     designated as available for sale,
     net of tax effects                              40        (9)
   Less treasury stock - at cost                  (856)      (633)
    Total stockholders' equity                   10,344      9,725

    Total liabilities and stockholders' equity  $10,382   $  9,958


                  Harvest Home Financial Corporation
                        STATEMENTS OF EARNINGS
                   For the year ended September 30,
                            (In thousands)
                                             1997    1996     1995
 Revenue
   Interest income                           $108    $274     $277
   Other income                                27      44       48
   Equity in earnings of Harvest Home
     Savings Bank                             602     156      496
    Total revenue                             737     474      821

 General and administrative expenses          100     354      104

    Earnings before income taxes (credits)    637     120      717

 Federal income taxes (credits)                10    (12)       77

    NET EARNINGS                             $627    $132     $640

               Harvest Home Financial Corporation
                    STATEMENTS OF CASH FLOWS
                    Year ended September 30,
                         (In thousands)

                                             1997    1996     1995
 Cash provided by (used in) operating
 activities:
   Net earnings for the year                 $627 $   132  $   640
   Adjustments to reconcile net earnings
   to net cash provided by (used in)
   operating activities
     Undistributed earnings of consolidated
       subsidiary                           (602)   (156)    (101)
     Increase (decrease) in cash due to
       changes in:
       Accretion of discounts on mortgage-
         backed securities                    (4)     (7)       0
       Prepaid expenses and other assets       66      67    (177)
       Amortization expense of employee
         benefit plans                        144      0        0
       Other liabilities                    (199)     126      111
    Net cash provided by operating
       activities                              32     162      473

 Cash flows provided by (used in)
 investing activities:
   Proceeds from repayment of loan to ESOP    296     120       0
   Proceeds from maturities of investment
     securities                                0    2,000       0
   Purchase of investment securities           0       0   (2,000)
   Purchase of mortgage-backed securities      0       0   (2,013)
   Principal repayments on mortgage-backed
     securities                               228     491      314
   Purchase of common shares of Harvest
     Home Savings Bank                         0       0   (3,883)
   Issuance of loan to ESOP                    0       0     (794)
    Net cash provided by (used in)
       investing activities                   524   2,611  (8,376)

 Cash flows provided by (used in)
 financing activities:
   Proceeds from issuance of common stock      0       0     9,473
   Payment of dividends on common stock     (371) (3,162)    (200)
   Purchase of treasury stock               (223)    (80)    (994)
   Proceeds from sale of treasury stock        0      486       0
    Net cash provided by (used in)
       financing activities                 (594) (2,756)    8,279

 Net increase (decrease) in cash and
   cash equivalents                          (38)      17      376

 Cash and cash equivalents at beginning
   of year                                    393     376       0

 Cash and cash equivalents at end of year    $355 $   393  $   376




               HARVEST HOME FINANCIAL CORPORATION
                     DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                   OFFICERS

Walter A. Schuch                     John E. Rathkamp
Chairman of the Board                President, Chief Executive Officer
                                       and Secretary
John E. Rathkamp
Director                             Dennis J. Slattery
                                     Executive Vice President and Treasurer
Richard F. Hauck
Director                             Richard F. Hauck
                                     Vice President
Marvin J. Ruehlman
Director

Thomas L. Eckert
Director

Herbert E. Menkhaus
Director

George C. Eyrich
Director




























                    HARVEST HOME SAVINGS BANK
                     DIRECTORS AND OFFICERS


John E. Rathkamp
Director, President, Chief Executive Officer and Secretary

Dennis J. Slattery
Executive Vice President, Treasurer

Richard F. Hauck
Director and Vice President

Walter A. Schuch
Director

Thomas L. Eckert
Director

Marvin J. Ruehlman
Director

Herbert E. Menkhaus
Director

George C. Eyrich
Director

                        BANKING LOCATIONS

                           Main Office
                      3621 Harrison Avenue
                     Cincinnati, Ohio  45211

3663 Ebenezer Road                             7030 Hamilton Avenue
Cincinnati, Ohio  45248                        Cincinnati, Ohio  45231


















                      STOCKHOLDER SERVICES


The  Fifth  Third  Bank serves as transfer agent and dividend  distributing agent for HHFC's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:
                         Dana S. Hushak
                         Vice President
                        Fifth-Third Bank
                  Trust and Investment Services
                       Fifth-Third Center
                     Cincinnati, Ohio  45263


                         ANNUAL MEETING

The Annual Meeting of Stockholders of Harvest Home Financial Corporation will be held on December 23, 1997, at 11:00 a.m., local time, at Dante's Restaurant, Rybolt Road and I-74, Cincinnati, Ohio. Stockholders are cordially invited to attend.


                  ANNUAL REPORT ON FORM 10-KSB

A copy of HHFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission will be available at no charge to Stockholders upon written request to:

               Harvest Home Financial Corporation
                 Attention:  Dennis J. Slattery
                      Executive Vice President
                      3621 Harrison Avenue
                      Cheviot, Ohio  45211