Form 10KSB, Exhibit 13
period 1998-09-30
HARVEST HOME FINANCIAL CORP
filed 1998-12-29
CIK 919624

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

Harvest Home's interest-earning assets repricing within one year after September 30, 1998, are greater than interest-bearing liabilities repricing within the same period by approximately $9.8 million, resulting in a positive cumulative one-year gap of 10.1% of total assets. The Corporation's interest-earning assets repricing within three years of September 30, 1998, were $9.4 million greater than interest bearing liabilities repricing during the same period, resulting in a positive cumulative gap for such period of 9.7% of total assets.

In the event that interest rates rise during the forthcoming year, Harvest Home's positive cumulative one-year gap may have a positive effect on earnings because interest-earning assets may reprice at a faster pace than interest-bearing liabilities. However, rising interest rates could also affect Harvest Home's earnings in a negative manner as a result of diminished loan demand and the increased risk of delinquencies resulting from increased payment amounts on adjustable-rate loans.

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

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management

Harvest Home's interest rate spread is the principal determinant of income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. In managing its interest rate risk, Harvest Home begins with an objective to increase the interest rate sensitivity of its assets by originating loans with interest rates subject to period adjustment and market conditions and/or shorter maturities. Harvest Home has historically had to rely primarily upon retail deposit accounts as a source of funds and intends to continue to do so. Management believes that reliance on retail deposit accounts as a source of funds compared to brokered deposits and long-term borrowings may reduce the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. However, in fiscal 1998 and 1997, Harvest Home has utilized FHLB advances as a source of financing to fund purchases of certain mortgage-backed securities when favorable spreads became available.

Savings banks have historically presented a gap analysis as a measure of interest rate risk. The gap analysis presents the projected maturities and periods to repricing of a savings bank's rate sensitive assets and liabilities. As stated previously, Harvest Home's cumulative one-year gap, which represents the difference between the amount of interest sensitive assets maturing or repricing in one year and the amount of interest sensitive liabilities maturing or repricing in the same period, was a positive 10.1% of total assets at September 30, 1998. A positive cumulative gap indicates that interest sensitive assets exceed interest sensitive liabilities at a specific date. In a rising interest rate environment, institutions with positive repricing or maturity gaps generally experience a more rapid increase in interest income earned on assets than the interest expense paid on liabilities. Conversely, in an environment of falling interest rates, interest income earned on assets will generally decrease more rapidly than the interest expense paid on liabilities. A negative gap will have the opposite effect. Harvest Home's one to three year gap was essentially matched, while all other maturities greater than three years reflected a negative gap of 2.8% of total assets. The foregoing totals have been based on certain prepayment and repricing data that may not reflect actual performance in a rapidly rising or declining interest rate environment.

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

Some of the forward-looking statements included herein are the statements regarding management's determination of the amount and adequacy of the allowance for losses on loans, the effect of the year 2000 on information technology systems and the effect of recent accounting pronouncements.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1997 to September 30, 1998

The Corporation's assets totaled $96.9 million at September 30, 1998, an increase of $3.1 million, or 3.3%, over September 30, 1997 levels. The increase in total assets was funded primarily by a $1.9 million increase in Federal Home Loan Bank advances and a $1.4 million increase in deposits.

Cash, federal funds sold and interest-bearing deposits in other financial institutions totaled $2.9 million at September 30, 1998, a decrease of $2.4 million, or 45.2%, from 1997 levels. Federal funds sold decreased by $2.4 million, while interest-bearing deposits and cash remained relatively constant during 1998. Investment securities totaled $4.0 million at September 30, 1998, a decline of $4.0 million, or 49.8%, from the balance at September 30, 1997. This decline resulted primarily from the maturity of $4.0 million of investment securities during the 1998 period. The proceeds from such maturities and excess liquidity were primarily redeployed to fund the purchase of fixed-rate mortgage-backed securities and new loan originations.

Mortgage-backed securities increased by $5.4 million, or 16.6%, to a total of $37.9 million at September 30, 1998, compared to September 30, 1997, as purchases of $27.0 million exceeded principal repayments and sales of $19.9 million and $1.9 million, respectively. During fiscal 1998, management purchased $22.2 million of long-term, adjustable-rate U.S. Government agency collateralized mortgage obligations with a weighted-average yield of 6.41%. Such purchases were funded with proceeds from Federal Home Loan Bank advances. Additionally, the Savings Bank acquired $4.8 million of intermediate-term Federal Home Loan Mortgage Corporation participation certificates at a fixed rate of 6.0%, primarily using proceeds from the maturity of investment securities.

Loans receivable increased by $3.6 million, or 7.9%, to a total of $48.8 million at September 30, 1998, compared to September 30, 1997 levels. Loan disbursements totaled $13.9 million during fiscal 1998, as compared to $8.9 million during fiscal 1997, and were partially offset by principal repayments totaling $10.4 million. Growth in the loan portfolio consisted primarily of one- to four-family residential and construction loans, which increased by $3.2 million, or 7.6%, year to year.

At September 30, 1998, Harvest Home's allowance for loan losses totaled $127,000, representing .3% of total loans and 259.2% of nonperforming loans. At September 30, 1997, the allowance for loan losses totaled $115,000, or .2% of total loans, and 121.1% of nonperforming loans. Nonperforming loans amounted to $49,000, or .1%, and $95,000, or .1%, of total assets at September 30, 1998 and 1997, respectively. Although management believes that its allowance for loan losses at September 30, 1998, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Harvest Home's results of operations.

Deposits totaled $60.2 million at September 30, 1998, an increase of $1.4 million, or 2.4%, over the $58.8 million total at September 30, 1997. The increase resulted primarily from management's continuing efforts to maintain a moderate rate of growth through marketing and pricing strategies.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1997 to September 30, 1998 (continued)

Federal Home Loan Bank advances totaled $25.9 million at September 30, 1998, an increase of $1.9 million, or 7.7%, over September 30, 1997, as management elected to fund the purchase of mortgage-backed securities with a combination of fixed- and variable-rate, long-term advances. At September 30, 1998, the advances carried a 5.26% weighted-average interest rate and are scheduled to mature through fiscal 2008.

Stockholders' equity totaled $10.0 million at September 30, 1998, a decrease of $367,000, or 3.5%, from September 30, 1997 levels. The decrease resulted primarily from cash dividends paid totaling $393,000, coupled with the purchase of treasury shares totaling $756,000, which were partially offset by net earnings of $541,000, a $47,000 increase in unrealized gains on securities designated as available for sale and amortization of stock benefit plan expense totaling $194,000.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997

General

Net earnings for the year ended September 30, 1998, totaled $541,000, a decrease of $86,000, or 13.7%, from the $627,000 in net earnings reported for the fiscal year ended September 30, 1997. The decrease in net earnings resulted primarily from a $70,000 decline in net interest income, coupled with a $107,000 increase in general administrative and other expense, which were partially offset by a $45,000 increase in other income and a $49,000 decrease in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $6.4 million for the fiscal year ended September 30, 1998, an increase of $384,000, or 6.4%, over fiscal 1997. Interest income on loans totaled $3.6 million in fiscal 1998, an increase of $114,000, or 3.3%. This increase was due primarily to a $2.5 million increase in the weighted-average balance outstanding, which was offset by a 17 basis point decrease in weighted-average yield, to 7.70% in 1998. Interest income on mortgage-backed securities increased by $431,000, or 26.1%, as a result of a $7.4 million increase in the weighted-average balance outstanding, which was partially offset by a 14 basis point decrease in weighted-average yield, to 6.24% in fiscal 1998. Interest income on investment securities and interest-bearing deposits decreased by $161,000, or 18.5%, due primarily to a $2.5 million decrease in the weighted-average balance outstanding.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997 (continued)

Net Interest Income (continued)

Interest expense totaled $4.1 million for the fiscal year ended September 30, 1998, an increase of $454,000, or 12.3%, over the $3.7 million total recorded in fiscal 1997. Interest expense on deposits increased by $136,000, or 4.9%, due primarily to a 6 basis point increase in the weighted-average cost of funds, to 4.87% during fiscal 1998. Interest expense on borrowings totaled $1.2 million during fiscal 1998, an increase of $318,000 over fiscal 1997, due to the previously discussed $6.1 million increase in the weighted-average balance of advances outstanding from the Federal Home Loan Bank.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $70,000, or 3.1%, from $2.3 million for the fiscal year ended September 30, 1997, to $2.2 million for fiscal 1998. The interest rate spread declined by 22 basis points during fiscal 1998 to 1.95%, while the net interest margin declined by 31 basis points year-to-year, amounting to 2.45% in fiscal 1998.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio. As a result of such analysis, management recorded a $12,000 provision for losses on loans during the fiscal year ended September 30, 1998, as compared to $9,000 for fiscal 1997. There can be no assurance that the allowance for loan losses of the Savings Bank will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income increased by $45,000, or 70.0%, from $64,000 for the fiscal year ended September 30, 1997 to $109,000 for fiscal 1998. The increase was due primarily to a $36,000 increase in gain on sale of investment and mortgage-backed securities during the year.

General, Administrative and Other Expense

General, administrative and other expense increased by $107,000, or 7.6%, to a total of $1.5 million for the year ended September 30, 1998, as compared to $1.4 million for fiscal 1997. The increase resulted primarily from an increase of $48,000, or 6.0%, in employee compensation and benefits, a $25,000, or 9.7%, increase in occupancy and equipment expense and a $23,000, or 11.5% increase in other operating expenses. The increase in employee compensation and benefits resulted from normal merit increases and additional staffing levels, while the increases in occupancy and equipment resulted from the addition of new computer technology and other related corporate expenses, respectively.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997 (continued)

Federal Income Taxes

The provision for federal income taxes totaled $264,000 for the fiscal year ended September 30, 1998, a decrease of $49,000 from the $313,000 total in fiscal 1997. The decrease resulted primarily from a $135,000, or 14.4%, decrease in pre-tax earnings. The effective tax rates for the years ended September 30, 1998 and 1997 were 32.8% and 33.3%, respectively.


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

Interest expense totaled $3.7 million for the fiscal year ended September 30, 1997, an increase of $720,000, or 24.3%, over the $3.0 million total recorded in fiscal 1996. Interest expense on deposits decreased by $28,000, or 1.0%, due primarily to a 6 basis point decrease in the weighted-average cost of funds, to 4.81% during fiscal 1997. Interest expense on borrowings totaled $903,000 during fiscal 1997, an increase of $748,000 over fiscal 1996, due to a $12.7 million increase in the weighted-average balance of advances outstanding from the Federal Home Loan Bank.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1997 and 1996 (continued)

Net Interest Income (continued)

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

                       Harvest Home Financial Corporation
                             AVERAGE YIELD ANALYSIS


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

                                                                              Year ended September 30,
                                                                        1998                                1997
                                                           Average   Interest                    Average   Interest
                                                       outstanding    earned/     Yield/     outstanding    earned/     Yield/
                                                           balance       paid       rate         balance       paid       rate
                                                                                                    (Dollars in thousands)
Interest-earning assets:
  Loans receivable                                         $46,391     $3,571        7.70%       $43,929     $3,457        7.87%
  Mortgage-backed securities                                33,391      2,085       6.24          25,938      1,654       6.38
  Investment securities                                      5,900        402       6.81           9,846        675       6.86
  Interest-bearing deposits and other                        5,008        309       6.17           3,538        197       5.57
                                                           -------     ------   --------         -------     ------   --------
         Total interest-earning assets                      90,690      6,367       7.02          83,251      5,983       7.19

Non-interest-earning assets                                  2,031                                 2,153
                                                           -------                               -------

         Total assets                                      $92,721                               $85,404
                                                            ======                                ======

Interest-bearing liabilities:
  Deposits
    NOW accounts                                          $  3,533         77       2.18        $  3,477        110       3.16
    Passbook                                                 9,264        250       2.70           9,057        252       2.78
    Money market demand deposits                             4,354        130       2.99           4,436        144       3.25
    Certificates                                            42,814      2,465       5.76          40,909      2,280       5.57
  Borrowings                                                21,738      1,221       5.62          15,615        903       5.78
                                                            ------      -----   --------          ------     ------   --------
         Total interest-bearing liabilities                 81,703      4,143       5.07          73,494      3,689       5.02
                                                                        -----   --------                      -----   --------
Non-interest-bearing liabilities                               770                                 1,608
                                                          --------                               -------

         Total liabilities                                  82,473                                75,102

Stockholders' equity                                        10,248                                10,302
                                                            ------                                ------

         Total liabilities and stockholders' equity        $92,721                               $85,404
                                                            ======                                ======

Net interest income; interest rate spread (1)                          $2,224        1.95%                   $2,294        2.17%
                                                                        =====    ========                     =====    ========

Net yield (net interest income as a percent of average
  interest-earning assets)                                                           2.45%                                 2.76%
                                                                                 ========                              ========

Ratio of average interest-earning assets to average
  interest-bearing liabilities                                                     111.00%                               113.28%
                                                                                   ======                                ======



                                                            Year ended September 30,
                                                                       1996
                                                          Average   Interest
                                                      outstanding    earned/     Yield/
                                                          balance       paid       rate

Interest-earning assets:
  Loans receivable                                        $40,432     $3,159        7.81%
  Mortgage-backed securities                               12,505        767       6.13
  Investment securities                                    15,250      1,026       6.73
  Interest-bearing deposits and other                       4,896        257       5.25
                                                          -------     ------   --------
         Total interest-earning assets                     73,083      5,209       7.13

Non-interest-earning assets                                 1,215
                                                          -------

         Total assets                                     $74,298
                                                           ======

Interest-bearing liabilities:
  Deposits
    NOW accounts                                         $  2,753         74       2.69
    Passbook                                                9,671        270       2.79
    Money market demand deposits                            4,746        144       3.03
    Certificates                                           40,639      2,326       5.72
  Borrowings                                                2,885        155       5.37
                                                          -------     ------   --------
         Total interest-bearing liabilities                60,694      2,969       4.89
                                                                       -----   --------
Non-interest-bearing liabilities                            1,017
                                                          -------

         Total liabilities                                 61,711

Stockholders' equity                                       12,587
                                                           ------

         Total liabilities and stockholders' equity       $74,298
                                                           ======

Net interest income; interest rate spread (1)                         $2,240        2.24%
                                                                       =====    ========

Net yield (net interest income as a percent of averag
  interest-earning assets)                                                          3.07%
                                                                                ========

Ratio of average interest-earning assets to average
  interest-bearing liabilities                                                    120.41%
                                                                                  ======


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

                                                                     Year ended September 30,
                                                       1998 vs. 1997                        1997 vs. 1996
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                              (In thousands)
Interest income attributable to:
  Loans receivable                                     $190       $(76)      $114            $273        $25       $298
  Mortgage-backed securities                            469        (38)       431             855         32        887
  Investment securities                                (269)        (4)      (273)           (370)        19       (351)
  Other interest-earning assets(1)                       87         25        112             (74)        14        (60)
                                                       ----        ---        ---            ----       ----       ----
     Total interest income                              477        (93)       384             684         90        774

Interest expense attributable to:
  Deposits(2)                                           100         36        136               4        (32)       (28)
  Borrowings                                            345        (27)       318             735         13        748
                                                        ---        ---        ---             ---     ------        ---
     Total interest expense                             445          9        454             739        (19)       720
                                                        ---       ----        ---             ---       ----        ---


Increase (decrease) in net interest income                                  $ (70)                                $  54
                                                                             ====                                  ====

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

The primary investing activities of Harvest Home include investing in loans, mortgage-backed securities and investment securities. Such investments are funded primarily from loans and mortgage-backed securities repayments, increases in customer deposit liabilities and borrowings from the Federal Home Loan Bank. During the fiscal year ended September 30, 1998, loan originations totaled $13.9 million and purchases of mortgage-backed securities totaled $27.0 million, representing the deployment of funds from deposit growth, proceeds from Federal Home Loan Bank advances and proceeds from maturity of investment securities. Customer deposits increased during the fiscal year ended September 30, 1998, by $1.4 million and increased during the fiscal year ended September 30, 1997 by $828,000.

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


Liquidity and Capital Resources (continued)

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

The following table sets forth the regulatory capital of Harvest Home at September 30, 1998:


Total Capital to Risk-Weighted Assets                        23.7%
Tier I Capital to Risk-Weighted Assets                       23.4%
Tier I Leverage Ratio                                         9.6%


Effect of Recent Accounting Pronouncements

In June 1996, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, referred to as the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

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


Effect of Recent Accounting Pronouncements (continued)

SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1997, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management adopted SFAS No. 125 during fiscal 1998 without material adverse effect on the Corporation's consolidated financial position or results of operations.

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

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effect of Recent Accounting Pronouncements (continued)

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's financial statements.


Year 2000 Compliance Matters

As with most providers of financial services, Harvest Home's operations are heavily dependent on information technology systems. Harvest Home is addressing the potential problems associated with the possibility that the computers that control or operate Harvest Home's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data. Harvest Home is working with the companies that supply or service its information technology systems to identify and remedy any year 2000 related problems.

Harvest Home's primary data processing applications are handled by a third-party service bureau, NCR. NCR has advised Harvest Home that it has migrated to a fully Year 2000 compliant processing system that will be fully tested by January 1, 1999. Management has also reviewed Harvest Home's ancillary equipment and is in the process of providing the appropriate remedial measures, including requesting service providers to assure the Savings Bank that their systems and products are fully year 2000 compliant. Harvest Home is in the process of upgrading its existing teller operating system with a capital expense budget of $150,000 - $175,000.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Year 2000 Compliance Matters (continued)

No assurance can be given, however, that significant expense will not be incurred in future periods. In the unlikely event that the Savings Bank is ultimately required to purchase replacement computer systems, programs and equipment, or incur substantial expense to make the Savings Bank's current systems, programs and equipment year 2000 compliant, the Savings Bank's net earnings and financial condition could be adversely affected.

Management has developed a contingency plan which includes access to an alternative processing site provided by NCR. Additionally, the Savings Bank can process transactions manually for a period of several weeks, if necessary, upon arrival of the year 2000.

In addition to possible expense related to its own systems, Harvest Home could incur losses if loan payments are delayed due to year 2000 problems affecting any major borrowers in Harvest Home's primary market area. Because Harvest Home's loan portfolio is highly diversified with regard to individual borrowers and types of businesses and Harvest Home's primary market area is not significantly dependent upon one employer or industry, Harvest Home does not expect any significant or prolonged difficulties that will affect net earnings or cash flow.


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


Recapitalization of the Deposit Insurance Fund

The deposit accounts of the Savings Bank and of other savings associations are insured by the FDIC in the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law, because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC in the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Recapitalization of the Deposit Insurance Fund (continued)

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

A component of the recapitalization plan provides for the merger of the SAIF and BIF on January 1, 1999. The SAIF recapitalization legislation also provides for an elimination of the thrift charter or of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. As a result, the Savings Bank could be regulated as a bank holding company under Federal laws which would subject it to the more restrictive activity limits imposed on national banks. Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $370,000 of its bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its reserve in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of its bad debt reserve over a six year period, commencing in fiscal 1999.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Harvest Home Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Harvest Home Financial Corporation as of September 30, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years ended September 30, 1998, 1997 and 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harvest Home Financial Corporation as of September 30, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1998, 1997 and 1996, in conformity with generally accepted accounting principles.


GRANT THORNTON LLP


Cincinnati, Ohio
November 12, 1998

                       Harvest Home Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)

         ASSETS                                                                                1998                 1997
Cash and due from banks                                                                    $  1,505            $     558
Federal funds sold                                                                              200                2,600
Interest-bearing deposits in other financial institutions                                     1,182                2,106
                                                                                            -------              -------
         Cash and cash equivalents                                                            2,887                5,264

Investment securities designated as available for sale - at market                            4,032                8,039
Mortgage-backed securities designated as available for sale - at market                      37,864               32,466
Loans receivable - net                                                                       48,797               45,229
Office premises and equipment - at depreciated cost                                           1,117                  981
Federal Home Loan Bank stock - at cost                                                        1,606                1,219
Accrued interest receivable on loans                                                            257                  245
Accrued interest receivable on mortgage-backed securities                                       173                  139
Accrued interest receivable on investments and interest-
  bearing deposits                                                                               47                  126
Prepaid expenses and other assets                                                               114                   73
Prepaid federal income taxes                                                                     -                    51
                                                                                            -------            ---------

         Total assets                                                                       $96,894              $93,832
                                                                                             ======               ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits $60,225                                                                            $58,786
Advances from the Federal Home Loan Bank                                                     25,850               24,000
Advances by borrowers for taxes and insurance                                                   119                  107
Accrued interest payable                                                                        126                   89
Other liabilities                                                                               230                  253
Accrued federal income taxes                                                                     65                   -
Deferred federal income taxes                                                                   302                  253
                                                                                           --------             --------
         Total liabilities                                                                   86,917               83,488

Commitments                                                                                      -                    -

Stockholders' equity
  Common stock - 2,000,000 shares of no par value authorized;
    991,875 shares issued                                                                        -                    -
  Additional paid-in capital                                                                  6,903                6,884
  Retained earnings - restricted                                                              5,191                5,043
  Shares acquired by Employee Stock Ownership Plan                                             (301)                (378)
  Shares acquired by Recognition and Retention Plan                                            (291)                (389)
  Unrealized gains on securities designated as available
    for sale, net of related tax effects                                                         87                   40
  Less 129,518 and 77,018 shares of treasury stock - at cost                                 (1,612)                (856)
                                                                                            -------             --------
         Total stockholders' equity                                                           9,977               10,344
                                                                                            -------               ------

         Total liabilities and stockholders' equity                                         $96,894              $93,832
                                                                                             ======               ======





The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                        For the year ended September 30,
                        (In thousands, except share data)

                                                                                  1998              1997            1996
Interest income
  Loans                                                                         $3,571            $3,457          $3,159
  Mortgage-backed securities                                                     2,085             1,654             767
  Investment securities                                                            402               675           1,026
  Interest-bearing deposits and other                                              309               197             257
                                                                                ------            ------          ------
         Total interest income                                                   6,367             5,983           5,209

Interest expense
  Deposits                                                                       2,922             2,786           2,814
  Borrowings                                                                     1,221               903             155
                                                                                 -----            ------          ------
         Total interest expense                                                  4,143             3,689           2,969
                                                                                 -----             -----           -----

         Net interest income                                                     2,224             2,294           2,240

Provision for losses on loans                                                       12                 9               1
                                                                               -------          --------        --------
         Net interest income after provision
           for losses on loans                                                   2,212             2,285           2,239

Other income
  Gain on sale of investment and mortgage-backed securities                         43                 7               2
  Other operating                                                                   66                57              72
                                                                               -------           -------         -------
         Total other income                                                        109                64              74

General, administrative and other expense
  Employee compensation and benefits                                               851               803           1,032
  Occupancy and equipment                                                          282               257             254
  Federal deposit insurance premiums                                                36                28             498
  Franchise taxes                                                                  124               121             124
  Other operating                                                                  223               200             228
                                                                                ------            ------          ------
         Total general, administrative and
           other expense                                                         1,516             1,409           2,136
                                                                                 -----             -----           -----

         Earnings before income taxes                                              805               940             177

Federal income taxes
  Current                                                                          241               130             150
  Deferred                                                                          23               183            (105)
                                                                               -------            ------          ------
         Total federal income taxes                                                264               313              45
                                                                                ------            ------         -------

         NET EARNINGS                                                          $   541           $   627         $   132
                                                                                ======            ======          ======

         EARNINGS PER SHARE
           Basic                                                                  $.63              $.71            $.16
                                                                                   ===               ===             ===

           Diluted                                                                $.60              $.70            $.16
                                                                                   ===               ===             ===

The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the years ended September 30, 1998, 1997 and 1996
                       (In thousands, except share data)

                                                                                                Unrealized
                                                                                      Shares    gain (loss)
                                                                                    acquired  on securities
                                                          Additional                by stock  designated as
                                                 Common      paid-in    Retained     benefit      available    Treasury
                                                  stock      capital    earnings       plans       for sale       stock       Total
Balance at October 1, 1995                          $-        $9,473      $5,021     $  (794)           $-     $   (994)    $12,706

Net earnings for the year ended
  September 30, 1996                                 -            -          132          -              -           -          132
Cash distributions of $3.40 per share                -        (2,796)       (366)         -              -           -       (3,162)
Purchase of treasury shares - at cost                -            -           -           -              -          (80)        (80)
Amortization of expense related to stock
  benefit plans                                      -            18          -          120             -           -          138
Purchase of shares for recognition and
  retention plan                                     -            45          -         (486)            -          441          -
Unrealized losses on securities designated as
  available for sale, net of related tax effects     -            -           -           -              (9)         -           (9)
                                                     --        -----       -----      ------          -----      ------   ---------

Balance at September 30, 1996                        -         6,740       4,787      (1,160)            (9)       (633)      9,725

Net earnings for the year ended
  September 30, 1997                                 -            -          627          -              -           -          627
Cash dividends of $.40 per share                     -            -         (371)         -              -           -         (371)
Purchase of treasury shares - at cost                -            -           -           -              -         (223)       (223)
Amortization of expense related to stock
  benefit plans                                      -           144          -          393             -           -          537
Unrealized gains on securities designated as
  available for sale, net of related tax effects     -            -           -           -              49          -           49
                                                     --        -----       -----       -----           ----      ------   ---------

Balance at September 30, 1997                        -         6,884       5,043        (767)            40        (856)     10,344

Net earnings for the year ended
  September 30, 1998                                 -            -          541          -              -           -          541
Cash dividends of $.44 per share                     -            -         (393)         -              -           -         (393)
Purchase of treasury shares - at cost                -            -           -           -              -         (756)       (756)
Amortization of expense related to stock
  benefit plans                                      -            19          -          175             -           -          194
Unrealized gains on securities designated as
  available for sale, net of related tax effects     -            -           -           -              47          -           47
                                                     --        -----       -----       -----           ----      ------   ---------

Balance at September 30, 1998                       $-        $6,903      $5,191     $  (592)         $  87     $(1,612)   $  9,977
                                                     ==        =====       =====      ======           ====      ======     =======


The accompanying notes are an integral part of these statements.
                                       19

                       Harvest Home Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                        For the year ended September 30,
                                 (In thousands)



                                                                                    1998            1997           1996
Cash flows from operating activities:
  Net earnings for the year                                                    $     541       $     627      $     132
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of deferred loan origination fees                                   (34)            (34)           (43)
    Depreciation and amortization                                                     57              51             51
    Amortization of premiums on mortgage-backed securities                             5               6             14
    Amortization of premiums (discounts) on investment securities - net              (33)             17             42
    Gain on sale of investment and mortgage-backed securities                        (43)             (7)            (2)
    Amortization expense of stock benefit plans                                      194             537            138
    Provision for losses on loans                                                     12               9              1
    Federal Home Loan Bank stock dividends                                          (102)            (59)           (40)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                           (12)            (36)           (23)
      Accrued interest receivable on mortgage-backed securities                      (34)            (37)           (47)
      Accrued interest receivable on investments and interest-
        bearing deposits                                                              79              85            116
      Prepaid expenses and other assets                                              (41)              1             15
      Accrued interest payable                                                        37              12             53
      Other liabilities                                                              (23)           (563)           677
      Federal income taxes
        Current                                                                      116              22            (57)
        Deferred                                                                      23             183           (105)
                                                                               ---------        --------       --------
         Net cash provided by operating activities                                   742             814            922

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                              19,867           2,644          1,144
  Purchase of mortgage-backed securities                                         (26,992)        (18,205)       (12,972)
  Proceeds from sale of mortgage-backed securities
    available for sale                                                             1,878             141            267
  Proceeds from maturity of mortgage-backed securities                                -            3,500             -
  Proceeds from maturity of investment securities                                  4,000           2,003          6,000
  Proceeds from sale of investment securities available
    for sale                                                                          -            2,003             -
  Principal repayments on loans                                                   10,376           5,976          8,280
  Loan disbursements                                                             (13,922)         (8,913)       (12,260)
  Purchase of Federal Home Loan Bank stock                                          (285)           (572)            -
  Purchase of office equipment                                                      (193)            (80)          (291)
                                                                                --------       ---------       --------
         Net cash used in investing activities                                    (5,271)        (11,503)        (9,832)
                                                                                 -------          ------        -------

         Net cash used in operating and investing
           activities (balance carried forward)                                   (4,529)        (10,689)        (8,910)
                                                                                 -------          ------        -------

                       Harvest Home Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                        For the year ended September 30,
                                 (In thousands)


                                                                                    1998            1997           1996
         Net cash used in operating and investing
           activities (balance brought forward)                                 $ (4,529)       $(10,689)      $ (8,910)

Cash flows provided by (used in) financing activities:
  Net increase in deposits                                                         1,439             828          1,533
  Proceeds from Federal Home Loan Bank advances                                   38,200          18,200         10,000
  Repayment of Federal Home Loan Bank advances                                   (36,350)         (4,200)            -
  Advances by borrowers for taxes and insurance                                       12              11             14
  Distributions and dividends on common stock                                       (393)           (371)        (3,162)
  Purchase of treasury stock                                                        (756)           (223)           (80)
                                                                                --------       ---------      ---------
         Net cash provided by financing activities                                 2,152          14,245          8,305
                                                                                 -------         -------        -------

Net increase (decrease) in cash and cash equivalents                              (2,377)          3,556           (605)

Cash and cash equivalents at beginning of year                                     5,264           1,708          2,313
                                                                                 -------        --------        -------

Cash and cash equivalents at end of year                                        $  2,887       $   5,264       $  1,708
                                                                                 =======        ========        =======

Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                       $     121     $        96      $     208
                                                                                ========      ==========       ========

    Interest paid on deposits and borrowings                                    $  4,106       $   3,677       $  2,916
                                                                                 =======        ========        =======


Supplemental disclosure of noncash investing activities:
  Transfer of investment and mortgage-backed securities
    to an available for sale classification                                     $     -        $      -         $25,732
                                                                                 =======        ========         ======

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                            $       47     $        49    $        (9)
                                                                               =========      ==========     ==========










The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Harvest Home Financial Corporation (the "Corporation") is a savings and loan holding company whose activities are primarily limited to holding the stock of Harvest Home Savings Bank, (the "Savings Bank"). The Savings Bank conducts a general banking business in southwestern Ohio which consists of attracting deposits from the general public and primarily applying those funds to the origination of loans for residential, consumer and nonresidential purposes. The Savings Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Savings Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    2.  Investment Securities and Mortgage-Backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

     In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report on Implementation of SFAS No. 115 (the "Special Report"), which provided for the reclassification of securities between the held-to-maturity, available for sale and trading portfolios during a forty-five day period, without calling into question management's prior intent with respect to such securities. Management elected to restructure the Corporation's securities portfolio pursuant to the Special Report, and transferred all investment and mortgage-backed securities from the held-to-maturity portfolio to an available for sale classification. At September 30, 1998 and 1997, the Corporation's stockholders' equity reflected net unrealized gains on securities designated as available for sale totaling $87,000 and $40,000, respectively.

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

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

     The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

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

     At September 30, 1998 and 1997, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

    8.  Federal Income Taxes

    The Corporation accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result from different methods of accounting for deferred loan origination fees and costs, Federal Home Loan Bank stock dividends, certain components of retirement expense, the general loan loss allowance and percentage of earnings bad debt deductions. Additional temporary differences result from depreciation computed using accelerated methods for tax purposes.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans

    The Savings Bank provides a supplemental retirement plan to certain key officers. The Savings Bank's obligations under the supplemental plan have been funded via the purchase of key man life insurance policies for which the Savings Bank is the beneficiary. Expense under the supplemental plan totaled approximately $1,000 during each of the fiscal years ended September 30, 1998, 1997 and 1996.

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $111,000, $48,000 and $342,000 for the years ended September 30, 1998, 1997 and 1996, respectively.

    The Corporation also has a Recognition and Retention Plan ("RRP"). During fiscal 1996, the RRP purchased 39,675 shares of the Corporation's common stock in the open market and 34,712 of such shares were granted to executive officers and members of the Board of Directors of the Corporation. Common stock granted under the RRP vests ratably over a five year period, commencing in December 1995. A provision of $97,000, $97,000 and $73,000 related to the RRP was charged to expense for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

    10.  Earnings Per Share and Dividends Per Share

    Basic earnings per share for the years ended September 30, 1998, 1997 and 1996 is computed based upon the weighted-average shares outstanding during the period, less 28,252, 36,774 and 65,933 shares, respectively, in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 859,891, 881,720 and 849,627 for the years ended September 30, 1998, 1997 and 1996, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 894,437, 893,942 and 851,025 for the fiscal years ended September 30, 1998, 1997 and 1996, respectively.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share and Dividends Per Share (continued)

    Effective during the fiscal year ended September 30, 1998, the Corporation began presenting earnings per share pursuant to the provisions of SFAS No. 128, "Earnings Per Share." Accordingly, the fiscal 1997 and 1996 earnings per share presentation has been revised to conform to the provisions of SFAS No. 128.

    During fiscal 1996, the Corporation declared capital distributions of $3.40 per common share. Of this amount, $3.00 per share was paid in September 1996 from funds retained by the Corporation in the conversion to stock form and was deemed by management to constitute a return of excess capital. Accordingly, the Corporation charged the return of capital distribution to additional paid-in-capital. Additionally, management believes that approximately $.33 and $.37 of the fiscal 1998 and 1997 distributions, respectively, constituted a tax-free return of capital.

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1998 and 1997:

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment and mortgage-backed securities: For investment and mortgage-backed securities, fair value is deemed to equal the quoted market price.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments (continued)

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 1998 and 1997, the difference between the fair value and notional amount of loan commitments was not material.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments (continued)

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                    1998                            1997
                                                        Carrying            Fair       Carrying           Fair
                                                           value           value          value          value
                                                                              (In thousands)
    Financial assets
      Cash and cash equivalents                         $  2,887        $  2,887       $  5,264       $  5,264
      Investment securities                                4,032           4,032          8,039          8,039
      Mortgage-backed securities                          37,864          37,864         32,466         32,466
      Loans receivable                                    48,797          50,590         45,229         46,244
      Stock in Federal Home Loan Bank                      1,606           1,606          1,219          1,219
                                                         -------         -------        -------        -------

                                                         $95,186         $96,979        $92,217        $93,232
                                                          ======          ======         ======         ======
    Financial liabilities
      Deposits                                           $60,225         $61,304        $58,786        $58,938
      Advances from Federal Home Loan Bank                25,850          25,775         24,000         23,837
      Escrow deposits                                        119             119            107            107
                                                        --------        --------       --------       --------

                                                         $86,194         $87,198        $82,893        $82,882
                                                          ======          ======         ======         ======

    12.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

    13.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1998 consolidated financial statement presentation.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30, 1998 and 1997 are summarized as follows:

                                                                                1998
                                                                        Gross           Gross        Estimated
                                                   Amortized       unrealized      unrealized             fair
                                                        cost            gains          losses            value
    Available for sale:                                                     (In thousands)
      U.S. Government agency
        obligations                                   $4,005              $27             $-            $4,032
                                                       =====               ==              ==            =====


                                                                                1997
                                                                        Gross           Gross        Estimated
                                                   Amortized       unrealized      unrealized             fair
                                                        cost            gains          losses            value
    Available for sale:                                                     (In thousands)
      U.S. Government agency
        obligations                                   $7,972              $67             $-            $8,039
                                                       =====               ==              ==            =====

    The amortized cost and estimated fair values of U.S. Government agency obligations by contractual term to maturity at September 30 are shown below:

                                                                 1998                            1997
                                                                    Estimated                        Estimated
                                                   Amortized             fair         Amortized           fair
                                                        cost            value              cost          value
                                                                            (In thousands)
    Due within one year                               $4,005           $4,032            $3,971         $4,013
    Due after one year through
      five years                                          -                -              4,001          4,026
                                                       -----            -----             -----          -----

                                                      $4,005           $4,032            $7,972         $8,039
                                                       =====            =====             =====          =====

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 1998 and 1997 are summarized as follows:

                                                                                              1998
                                                                                     Gross           Gross    Estimated
                                                                  Amortized     unrealized      unrealized         fair
                                                                       cost          gains          losses        value
    Available for sale:                                                                  (In thousands)
      Federal Home Loan Mortgage Corporation:
        Participation certificates                                 $  6,140         $    3           $  26     $  6,117
        Collateralized mortgage obligations                          15,358              8              29       15,337
      Federal National Mortgage Association:
        Participation certificates                                    3,068             29              37        3,060
        Collateralized mortgage obligations                          13,193            172              15       13,350
                                                                     ------            ---            ----       ------

         Total mortgage-backed securities                           $37,759           $212            $107      $37,864
                                                                     ======            ===             ===       ======



                                                                                              1997
                                                                                     Gross           Gross    Estimated
                                                                  Amortized     unrealized      unrealized         fair
                                                                       cost          gains          losses        value
    Available for sale:                                                                  (In thousands)
      Federal Home Loan Mortgage Corporation:
        Participation certificates                                 $  2,236          $  19           $  37     $  2,218
        Collateralized mortgage obligations                           6,471             10               4        6,477
      Federal National Mortgage Association:
        Participation certificates                                    4,058             30              53        4,035
        Collateralized mortgage obligations                          19,709             65              38       19,736
                                                                     ------           ----            ----       ------

         Total mortgage-backed securities                           $32,474           $124            $132      $32,466
                                                                     ======            ===             ===       ======

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

    The amortized cost of mortgage-backed securities, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                            September 30,
                                                     1998                1997
                                                           (In thousands)
    Due within three years                       $  1,010            $  1,145
    Due in three to five years                      5,713               2,169
    Due in five to ten years                           -                1,253
    Due in ten to twenty years                      2,857                 834
    Due after twenty years                         28,179              27,073
                                                   ------              ------

                                                  $37,759             $32,474
                                                   ======              ======


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is summarized as follows:

                                                             1998           1997
                                                               (In thousands)
    Residential real estate
      One-to-four family                                  $41,214        $39,821
      Home equity lines of credit                           1,275          1,130
      Multifamily                                           1,367          1,402
      Construction                                          4,663          1,513
    Nonresidential real estate and land                     3,024          2,554
    Deposit account                                            25             45
                                                        ---------      ---------
                                                           51,568         46,465
    Less:
      Undisbursed portion of loans in process               2,556          1,019
      Deferred loan origination fees                           88            102
      Allowance for loan losses                               127            115
                                                         --------       --------

                                                          $48,797        $45,229


                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE C - LOANS RECEIVABLE (continued)

    As depicted above, the Savings Bank's lending efforts have historically focused on one-to-four family residential and multifamily residential real estate loans, which comprise approximately $46.0 million, or 94%, of the total loan portfolio at September 30, 1998, and $42.8 million, or 95%, of the total loan portfolio at September 30, 1997. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    The Savings Bank has sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $196,000, $250,000 and $350,000 at September 30, 1998, 1997 and 1996, respectively.

    In the ordinary course of business, the Savings Bank has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to officers and directors was approximately $157,000, $156,000 and $181,000 at September 30, 1998, 1997 and 1996, respectively.
    During the fiscal year ended September 30, 1998, $18,000 of new loans were disbursed to officers and directors, while principal repayments of $17,000 were received from officers and directors.


NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                1998         1997         1996
                                                       (In thousands)
    Balance at beginning of year                $115         $111         $110
    Provision for losses on loans                 12            9            1
    Charge-off of loans                           -            (5)          -
                                                  --        -----           --

    Balance at end of year                      $127         $115         $111
                                                 ===          ===          ===

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE D - ALLOWANCE FOR LOAN LOSSES (continued)

    At September 30, 1998, the Savings Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    At September 30, 1998, 1997 and 1996, the Savings Bank's nonaccrual and nonperforming loans totaled $49,000, $95,000 and $164,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $2,000, $6,000 and $7,000 for the years ended September 30, 1998, 1997 and 1996, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office  premises and  equipment  are comprised of the following at September
30:

                                                           1998           1997
                                                             (In thousands)
    Land and improvements                               $   119        $   119
    Office buildings and improvements                     1,397          1,230
    Furniture, fixtures and equipment                       474            492
    Automobile                                               14             14
                                                        -------        -------
                                                          2,004          1,855
      Less accumulated depreciation                         887            874
                                                         ------         ------

                                                         $1,117        $   981
                                                          =====         ======


                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average                         1998                        1997
    interest rate                                        Amount      %              Amount      %
                                                                 (Dollars in thousands)
    NOW accounts - 1.84% in 1998 and
      2.69% in 1997                                    $  3,208        5.3        $  2,699        4.6%
    Super NOW accounts - 2.75% in 1998
      and 1997                                              253         .4             300         .5
    Passbook accounts - 2.53% in 1998
      and 2.79% in 1997                                   9,494       15.8           9,143       15.6
    Money market demand deposit -
      3.00% in 1998 and 1997                              4,107        6.8           4,332        7.4
                                                        -------    -------         -------    -------
           Total demand, transaction and
             passbook deposits                           17,062       28.3          16,474       28.1

    Certificates of deposit:
      Original maturities of:
        Less than 12 months
          5.13% in 1998 and 5.09% in 1997                 3,163        5.3           3,547        6.0
        12 months
          5.15% in 1998 and 5.87% in 1997                21,945       36.4          21,993       37.4
        18 months
          5.86% in 1998 and 5.82% in 1997                 4,760        7.9           4,634        7.9
        30 months
          5.80% in 1998 and 5.79% in 1997                 5,254        8.7           4,297        7.3
        48 months
          5.13% in 1998 and 5.03% in 1997                    13          -              72         .1
        More than 48 months
          6.12% in 1998 and 1997                          8,028       13.4           7,769       13.2
                                                        -------     ------          -------    ------

           Total certificates of deposit                 43,163       71.7          42,312       71.9
                                                         ------     ------          ------     ------

           Total deposits                               $60,225      100.0%        $58,786      100.0%
                                                         ======      =====          ======      =====

    At September 30, 1998 and 1997, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $2.9 million and $2.5 million, respectively.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996

NOTE F - DEPOSITS (continued)

    Interest expense on deposit accounts is summarized as follows for the years ended September 30:

                                                  1998         1997         1996
                                                         (In thousands)
    Money market demand deposit accounts       $   130      $   144      $   144
    Passbook and escrow accounts                   254          256          270
    NOW and Super NOW accounts                      73          107           74
    Certificates of deposit                      2,465        2,279        2,326
                                                 -----        -----        -----

                                                $2,922       $2,786       $2,814
                                                 =====        =====        =====

    Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                         1998             1997
                                                           (In thousands)
    Less than six months                              $13,202          $13,423
    Six months to one year                             16,864           19,090
    One to two years                                    6,976            3,536
    Two to three years                                  4,358            3,548
    Three to four years                                   341            2,338
    Over four years                                     1,422              377
                                                      -------         --------

                                                      $43,163          $42,312
                                                       ======           ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1998 by pledges of certain residential mortgage loans totaling $38.8 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

    Interest Rate                    Maturing fiscal                          September 30,
                                     year ending in                     1998              1997
                                                                          (In thousands)
    6.53%                                  1998                     $     -           $  3,200
    5.58%                                  2000                        3,000                -
    5.71%                                  2006                           -              6,500
    5.43% - 5.71%                          2007                          950            14,300
    4.66% - 5.64%                          2008                       21,900                -
                                                                      ------           -------

                                                                     $25,850           $24,000
                                                                      ======            ======

 Weighted-average interest rate                                         5.26%             5.82%
                                                                        ====              ====

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


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

    At September 30, 1998, the Savings Bank had commitments for unused lines of credit under home equity loans of $2.7 million. Management believes that such loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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


NOTE I - FEDERAL INCOME TAXES

    Federal income taxes differ from the amounts computed at the statutory corporate tax rate for the years ended September 30 as follows:

                                                            1998           1997           1996
                                                                     (In thousands)
    Federal income taxes computed at
      statutory rate                                        $274           $320            $60
    Decrease in taxes resulting from:
      Other                                                  (10)            (7)           (15)
                                                            ----          -----             --
    Federal income tax provision per consolidated
      financial statements                                  $264           $313            $45
                                                             ===            ===             ==

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE I - FEDERAL INCOME TAXES (continued)

     The composition of the Corporation's net deferred tax liability at September 30 is as follows:

                                                                       1998           1997
                                                                           (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                 $   43         $   39
         Stock benefit plans                                             25             25
         Other                                                           -               3
                                                                        ---         ------
           Total deferred tax assets                                     68             67

       Deferred tax liabilities:
         Percentage of earnings bad debt deduction                     (125)          (125)
         Deferred loan origination costs                                (24)           (17)
         Federal Home Loan Bank stock dividends                        (176)          (156)
         Unrealized gain on securities designated as
           available for sale                                           (45)           (19)
         Other                                                           -              (3)
                                                                        ---         ------
           Total deferred tax liabilities                              (370)          (320)
                                                                       ----           ----

           Net deferred tax liability                                 $(302)         $(253)
                                                                       ====           ====

     The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $1.7 million as of September 30, 1998. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $450,000. See Note L for additional information regarding future percentage of earnings bad debt deductions.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


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

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE J - REGULATORY CAPITAL (continued)

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

    As of September 30, 1998 and 1997, management believes that the Savings Bank met all capital adequacy requirements to which it is subject.

                                                                          1998
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Total capital
      (to risk-weighted assets)          $9,419    23.7%         =>$3,174    =>8.0%          =>$3,967     =>10.0%

    Tier I capital
      (to risk-weighed assets)           $9,292    23.4%         =>$1,587    =>4.0%          =>$2,380     =>  6.0%

    Tier I leverage                      $9,292      9.6%        =>$3,860    =>4.0%          =>$4,825     =>  5.0%



                                                                          1997
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Total capital
      (to risk-weighted assets)          $8,679    25.1%         =>$2,762    =>8.0%          =>$3,453     =>10.0%

    Tier I capital
      (to risk-weighed assets)           $8,564    24.8%         =>$1,381    =>4.0%          =>$2,072     =>  6.0%

    Tier I leverage                      $8,564     9.3%         =>$3,698    =>4.0%          =>$4,622     =>  5.0%


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

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE K - STOCK OPTION PLAN

    The Board of Directors adopted a Stock Option Plan that provided for the issuance of 129,333 shares (adjusted) of authorized, but unissued shares of common stock at fair value at the date of grant. During fiscal 1996, the Corporation granted options to purchase 74,297 shares to members of the Board of Directors and executive officers at an initial fair value of $12.25 per share. The number of shares granted under option and the exercise price were adjusted to 96,879 and $9.42 per share, respectively, in fiscal 1997 to give effect to the return of capital distribution. As of September 30, 1998, none of the stock options granted had been exercised.

    In 1996, the Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have resulted in the pro forma amounts indicated below:

                                                                            1998             1997         1996

    Net earnings (In thousands)                  As reported                $541             $627         $132
                                                                             ===              ===          ===

                                                   Pro-forma                $541             $627        $  34
                                                                             ===              ===         ====

    Earnings per share
      Basic                                      As reported                $.63              $.71         $.16
                                                                             ===               ===          ===

                                                   Pro-forma                $.63              $.71         $.04
                                                                             ===               ===          ===

      Diluted                                    As reported                $.60              $.70         $.16
                                                                             ===               ===          ===

                                                   Pro-forma                $.60              $.70         $.04
                                                                             ===               ===          ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1996: dividend yield of 5.5%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE K - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 1998, 1997 and 1996, and changes during the periods ending on those dates is presented below:

                                                1998                        1997                         1996
                                                      Weighted-                  Weighted-                    Weighted-
                                                        average                    average                      average
                                                       exercise                   exercise                     exercise
                                            Shares        price        Shares        price          Shares        price
    Outstanding at beginning of year        96,879        $9.42        74,297       $12.25              -       $     -
    Adjustment for return of capital
     distribution                               -         $    -       22,582       $  9.42             -       $    -
    Granted                                     -         $    -           -        $    -          74,297      $12.25
    Exercised                                   -         $    -           -        $    -              -       $    -
    Forfeited                                   -         $    -           -        $    -              -       $    -
                                           -------         ---------  -------        ---------     -------       ---------

    Outstanding at end of year              96,879        $9.42        96,879       $  9.42         74,297      $12.25
                                            ======         ====        ======        ======         ======       =====

    Options exercisable at year-end         96,879        $9.42        96,879       $  9.42         74,297      $12.25
                                            ======         ====        ======        ======         ======       =====
    Weighted-average fair value of
      options granted during the year                      N/A                        N/A                       $  1.99
                                                           ===                        ===                        ======

    The following information applies to options outstanding at September 30, 1998:

    Number outstanding                                                96,879
    Range of exercise prices                                           $9.42
    Weighted-average exercise price                                    $9.42
    Weighted-average remaining contractual life                   7.25 years


NOTE L - LEGISLATIVE MATTERS

    The deposit accounts of the Savings Bank and of other savings associations are insured by the Federal Deposit Insurance Corporation ( "FDIC") through the Savings Association Insurance Fund ("SAIF"). The reserves of the SAIF were below the level required by law because a significant portion of the assessments paid into the fund were used to pay the cost of prior thrift failures. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. As a result of the respective reserve levels of the funds, deposit insurance assessments paid by healthy savings associations exceeded those paid by healthy commercial banks by approximately $.19 per $100 in deposits in 1995. In 1996 and 1997, no BIF assessments were required for healthy commercial banks except for a $2,000 minimum fee.

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

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE L - LEGISLATIVE MATTERS (continued)

    Under separate legislation related to the recapitalization plan, the Savings Bank is required to recapture as taxable income approximately $370,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will be permitted to amortize the recapture of the bad debt reserve in taxable income over six years commencing in fiscal 1999.


NOTE M - CONDENSED FINANCIAL STATEMENTS OF HARVEST HOME FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of Harvest Home Financial Corporation as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the three years ended September 30, 1998, 1997 and 1996.

                       Harvest Home Financial Corporation

                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

    ASSETS                                                                    1998                1997
    Cash and cash equivalents                                            $     130           $     355
    Mortgage-backed securities designated as available for
      sale - at market                                                         397               1,020
    Loan receivable from ESOP                                                  301                 378
    Investment in Harvest Home Savings Bank                                  9,370               8,585
    Prepaid expenses and other                                                  69                  44
                                                                         ---------           ---------

          Total assets                                                     $10,267             $10,382
                                                                            ======              ======

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Other liabilities                                                    $     290          $       38

    Stockholders' equity
      Common stock and additional paid-in capital                            6,903               6,884
      Retained earnings                                                      5,191               5,043
      Shares acquired by stock benefit plans                                  (592)               (767)
      Unrealized gain on securities designated as available
        for sale, net of tax effects                                            87                  40
      Less treasury stock - at cost                                         (1,612)               (856)
                                                                           -------            --------
          Total stockholders' equity                                         9,977              10,344
                                                                           -------              ------

          Total liabilities and stockholders' equity                       $10,267             $10,382
                                                                            ======              ======

                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF HARVEST HOME FINANCIAL
  CORPORATION (continued)

                       Harvest Home Financial Corporation

                             STATEMENTS OF EARNINGS
                        For the year ended September 30,
                                 (In thousands)
                                                             1998            1997           1996
    Revenue
      Interest income                                       $  57            $108           $274
      Other income                                             26              27             44
      Equity in earnings of Harvest Home Savings Bank         542             602            156
                                                              ---             ---            ---
         Total revenue                                        625             737            474

    General and administrative expenses                        98             100            354
                                                             ----             ---            ---

         Earnings before income taxes (credits)               527             637            120

    Federal income taxes (credits)                            (14)             10            (12)
                                                             ----            ----           ----

         NET EARNINGS                                        $541            $627           $132
                                                              ===             ===            ===


                       Harvest Home Financial Corporation

                        September 30, 1998, 1997 and 1996


NOTE M - CONDENSED FINANCIAL STATEMENTS OF HARVEST HOME FINANCIAL CORPORATION (continued)

                       Harvest Home Financial Corporation

                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)

                                                                          1998            1997           1996
    Cash provided by (used in) operating activities:
      Net earnings for the year                                        $   541            $627        $   132
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Accretion of discounts on mortgage-backed securities                (4)             (4)            (7)
        Undistributed earnings of consolidated subsidiary                 (542)           (602)          (156)
        Amortization expense of employee benefit plans                       8             144             -
        Gain on sale of mortgage-backed securities                          (6)             -              -
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                (25)             66             67
          Other liabilities                                                257            (199)           126
                                                                        ------             ---         ------
          Net cash provided by operating activities                        229              32            162

    Cash flows provided by (used in) investing activities:
      Proceeds from repayment of loan to ESOP                               77             296            120
      Proceeds from maturities of investment securities                     -               -           2,000
      Proceeds from sale of mortgage-backed securities                     337              -              -
      Principal repayments on mortgage-backed securities                   281             228            491
                                                                        ------             ---         ------
          Net cash provided by investing activities                        695             524          2,611

    Cash flows provided by (used in) financing activities:
      Payment of dividends on common stock                                (393)           (371)        (3,162)
      Purchase of treasury stock                                          (756)           (223)           (80)
      Proceeds from sale of treasury stock                                  -               -             486
                                                                         -----              --         ------
          Net cash used in financing activities                         (1,149)           (594)        (2,756)
                                                                         -----             ---          -----

    Net increase (decrease) in cash and cash equivalents                  (225)            (38)            17

    Cash and cash equivalents at beginning of year                         355             393            376
                                                                        ------             ---         ------

    Cash and cash equivalents at end of year                           $   130            $355        $   393
                                                                        ======             ===         ======
