Form 10KSB, Exhibit 13
period 1999-09-30
HARVEST HOME FINANCIAL CORP
filed 1999-12-17
CIK 919624

TABLE OF CONTENTS


President's Letter of Stockholders                                            2

The Business of Harvest Home Financial Corporation
  and Subsidiary                                                              3

Common Stock and Related Information                                          4

Selected Consolidated Financial Data                                          5

Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                   6

Discussion of Changes in Financial Condition from
  September 30, 1998 to September 30, 1999                                   10

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 1999 and 1998                                                11

Comparison of Results of Operations for Fiscal Years Ended
  September 30, 1998 and 1997                                                13

Average Yield Analysis                                                       15

Rate/Volume Table                                                            16

Liquidity and Capital Resources                                              17

Potential Impact of Current Legislation on Future
  Results of Operations                                                      18

Effect of Recent Accounting Pronouncements                                   19

Year 2000 Compliance Matters                                                 20

Report of Independent Certified Public Accountants                           22

Consolidated Financial Statements                                            23

Directors and Officers                                                       53

Stockholder Services                                                         55

Dear Stockholder:

We are pleased to present Harvest Home Financial's Annual Report to Stockholders for the fiscal year ending September 30, 1999.

Fiscal 1999 concluded with the most significant event in Harvest Home's illustrious 80 year history. Specifically, on October 1, 1999, your Corporation entered into a merger agreement with The People's Building, Loan and Savings Company of Lebanon, Ohio (immediately following that Company's proposed merger with Oakley Improved of Cincinnati). The resulting company, Peoples Community Bancorp, will have pro forma assets of approximately $215 million, ranking fifth in size among Tri-State thrift holding companies. While we still believe that Harvest Home could press forward as an independent community bank, it is our present opinion that our stockholders could receive greater rewards through the revenue opportunities associated with immediate asset growth. We are truly excited with the prospects presented by our merger with People's. At the heart of this combination is a continued commitment to remain an independent community bank.

Our branch network after the merger will position the new holding company as one of two Cincinnati thrift franchises with both an east and west side presence. Moreover, our proposed expansion plans call for near-term entry into the fast-growing Butler County market. We operate in an environment of declining margins where growth is critical to our success. We believe that our merger with People's provides the perfect avenue for achieving the requisite level of profitable growth in the future.

The continuing margin compression in the financial services industry was evident in our fiscal year results. Net earnings for fiscal 1999 totaled $514,000, representing a modest 5% reduction from the $541,000 of net earnings reported in fiscal 1998.

The aforementioned economic considerations with respect to interest margins were the foundation of your Board's decision to affiliate with People's. We believe that Harvest Home Financial is receiving a fair price along with significant upside potential in Peoples Community common stock. Adding to an already impressive return on our shares, we are pleased to advise you that approximately 47% of your calendar 1999 dividends will be tax-free. You will be advised in January 2000 as to the exact percentage of the 1999 dividend distributions that are considered tax-free.

As always, we sincerely appreciate your past and continuing support.


Very truly yours,


/s/John E. Rathkamp

John E. Rathkamp
President

          BUSINESS OF HARVEST HOME FINANCIAL CORPORATION AND SUBSIDIARY

Harvest Home Financial Corporation ("HHFC", or the "Corporation") was incorporated in February 1994 under Ohio law for the purpose of acquiring all of the capital stock issued by Harvest Home Savings Bank ("Harvest Home", or the "Bank") in connection with its conversion from a state chartered mutual savings bank to a state chartered stock savings bank (the "Conversion"). The Conversion was consummated in 1994 and, as a result, the Corporation became a unitary savings and loan holding company for its wholly-owned subsidiary, Harvest Home. The Corporation has no significant assets other than the shares of the Bank's common stock acquired in the Conversion and has no significant liabilities.

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

                      COMMON STOCK AND RELATED INFORMATION

The Corporation's common stock is listed on the Nasdaq System under the symbol HHFC.

Presented below are the market values for the Corporation's common stock, as well as the amount of cash dividends paid on the common stock, for each quarter of fiscal 1999, 1998 and 1997. Such values represent actual transactions and do not include retail markups, markdowns or commissions. Information relating to prices has been obtained by the Corporation from Nasdaq for fiscal 1999, 1998 and 1997.

                                                   Market              Cash
Fiscal year ending September 30, 1999               value          dividends (1)
Quarter ending December 31, 1998                  $14.750              $.11
Quarter ending March 31, 1999                     $14.875              $.11
Quarter ending June 30, 1999                      $11.750              $.11
Quarter ending September 30, 1999                 $14.375              $.11

                                                   Market              Cash
Fiscal year ending September 30, 1998               value          dividends (2)

Quarter ending December 31, 1997                   $15.75              $.11
Quarter ending March 31, 1998                      $15.00              $.11
Quarter ending June 30, 1998                       $14.75              $.11
Quarter ending September 30, 1998                  $12.88              $.11

                                                   Market              Cash
Fiscal year ending September 30, 1997               value          dividends (3)

Quarter ending December 31, 1996                  $  9.75              $.10
Quarter ending March 31, 1997                      $11.50              $.10
Quarter ending June 30, 1997                       $10.88              $.10
Quarter ending September 30, 1997                  $12.00              $.10


As of December 10, 1999, the Corporation had outstanding 875,289 shares of common stock, held by approximately 350 stockholders of record. This number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. As of December 10, 1999, the Corporation held a total of 116,586 shares of its common stock in treasury.




1) Approximately $.21 of fiscal 1999 dividends are deemed to constitute a non-taxable return of capital.

2) Approximately $.33 of fiscal 1998 dividends are deemed to constitute a non-taxable return of capital.

3) Approximately $.37 of fiscal 1997 dividends are deemed to constitute a non-taxable return of capital.

                      SELECTED CONSOLIDATED FINANCIAL DATA

Selected consolidated financial condition and other data:

                                                                           At September 30,
                                                      1999           1998           1997            1996           1995
                                                                       (Dollars in thousands)
Total amount of:
  Assets                                           $98,935        $96,894        $93,832         $78,718        $69,532
  Cash and cash equivalents (1)                      2,849          2,887          5,264           1,708          2,313
  Investment securities held to maturity -
    at cost                                             -              -              -               -          18,032
  Investment securities available for sale -
    at market                                        5,951          4,032          8,039          12,105             -
  Mortgage-backed securities held to
    maturity - at cost                                  -              -              -               -           9,009
  Mortgage-backed securities available for
    sale - at market                                33,711         37,864         32,466          20,429             -
  Loans receivable - net                            52,790         48,797         45,229          42,267         38,245
  Deposits                                          66,220         60,225         58,786          57,958         56,425
  Advances from the FHLB                            22,600         25,850         24,000          10,000             -
  Stockholders' equity                               9,653          9,977         10,344           9,725         12,706
Number of:
  Real estate loans outstanding                        925            919          1,054           1,038          1,000
  Deposit accounts                                   7,226          6,879          6,946           7,078          7,164
  Full service offices                                   3              3              3               3              3




Summary of consolidated earnings and other data:
                                                                           Year ended September 30,
                                                      1999           1998           1997            1996           1995
                                                                      (In thousands, except share data)

Interest income                                     $6,482         $6,367         $5,983          $5,209         $4,872
Interest expense                                     4,211          4,143          3,689           2,969          2,569
                                                     -----          -----          -----           -----          -----
Net interest income                                  2,271          2,224          2,294           2,240          2,303
Provision for losses on loans                           12             12              9               1             12
                                                     -----          -----          -----           -----          -----
Net interest income after provision for
  losses on loans                                    2,259          2,212          2,285           2,239          2,291
Other income                                            92            109             64              74             50
General, administrative and other expense            1,572          1,516          1,409           2,136          1,372
                                                     -----          -----          -----           -----          -----
Earnings before income taxes                           779            805            940             177            969
Federal income taxes                                   265            264            313              45            329
                                                     -----          -----          -----           -----          -----
Net earnings                                        $  514         $  541         $  627          $  132         $  640
                                                     =====          =====          =====           =====          =====
Earnings per share:
  Basic                                               $.60           $.63           $.71            $.16           $.73
                                                       ===            ===            ===             ===            ===
  Diluted                                             $.59           $.60           $.70            $.16           $.73
                                                       ===            ===            ===             ===            ===

                                                                            Year ended September 30,
                                                      1999           1998           1997            1996           1995
Interest rate spread                                   1.96%           1.95%        2.17%          2.24%          2.48%
Net yield on average interest-earning assets           2.35            2.45         2.76           3.07           3.27
Return on equity (net earnings divided by
  average equity)                                      5.14            5.28         6.09           1.05           5.09
Return on assets (net earnings
  divided by average total assets)                     0.51            0.58         0.73           0.18           0.89
Equity-to-assets ratio (average equity
  divided by average total assets)                    10.01           11.05        12.06          16.94          17.56
Loan loss allowance as a percentage of
  non-performing loans                               556.00%         259.18%      121.05%         67.68%         76.92%


1) Includes cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions.

                       Harvest Home Financial Corporation

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

As stated previously, the Corporation's activities have been primarily limited to holding the stock of Harvest Home. As a result, the discussion that follows focuses primarily on the operations of Harvest Home.

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

Harvest Home's interest-earning assets repricing within one year after September 30, 1999, are greater than interest-bearing liabilities repricing within the same period by approximately $1.7 million, resulting in a positive cumulative one-year gap of 1.7% of total assets. The Corporation's interest-earning assets repricing within three years of September 30, 1999, were $3.6 million greater than interest bearing liabilities repricing during the same period, resulting in a positive cumulative gap for such period of 3.7% of total assets.

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

Harvest Home's earnings are also vulnerable to changes in interest rates due to the amount of adjustable-rate mortgage loans ("ARMs") originated with low margins and adjustment caps. Harvest Home originates ARMs which provide for interest rate adjustments every three years. Moreover, many of these loans have adjustment caps of 2% in any three year period. Therefore, if interest rates rise rapidly, Harvest Home may be unable to increase the interest rates on such loans as rapidly as the cost of liabilities increase.

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

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management

Harvest Home's interest rate spread is the principal determinant of income. The interest rate spread, and therefore net interest income, can vary considerably over time because asset and liability repricing do not coincide. Moreover, the long-term or cumulative effect of interest rate changes can be substantial. Interest rate risk is defined as the sensitivity of an institution's earnings and net asset values to changes in interest rates. In managing its interest rate risk, Harvest Home begins with an objective to increase the interest rate sensitivity of its assets by originating loans with interest rates subject to period adjustment and market conditions and/or shorter maturities. Harvest Home has historically had to rely primarily upon retail deposit accounts as a source of funds and intends to continue to do so. Management believes that reliance on retail deposit accounts as a source of funds compared to brokered deposits and long-term borrowings may reduce the effects of interest rate fluctuations because these deposits generally represent a more stable source of funds. However, Harvest Home has utilized FHLB advances as a source of financing to fund purchases of certain mortgage-backed securities when favorable spreads became available.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Asset and Liability Management (continued)

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at September 30, 1999, which are expected to reprice or mature in each of the future periods shown. The analysis of this interest-rate sensitivity, which is prepared quarterly by a financial advisory firm, Performance Analysis, Inc., for Harvest Home, incorporates the assumptions set forth in the footnotes of the following table.


                                                  Six
                                  Within       Months
                                    Six        to One          1-3           3-5         5-10      Over 10
                                  Months         Year        Years         Years        Years        Years        Total
Interest-earning assets

Loans

  Adjustable Rate(1)            $  6,173      $13,235     $     -        $    -        $   -        $   -       $19,408

  Fixed Rate(2)                    2,842        2,491        6,686         4,718        6,872        3,039       26,648

  Non-Residential
    Adjustable Rate(1)             1,742        3,630           -             -            -            -         5,372

  Other Loans
    Home Equity                    1,480           -            -             -            -            -         1,480

    Consumer                          20           -            -             -            -            -            20

Investments(3)                     1,823           -         6,000            -            -            -         7,823

Mortgage-backed securities        27,628        2,442        4,645            -            -            -        34,715
                                  ------      -------      -------        ------        -----        -----       ------

TOTAL RATE
SENSITIVE ASSETS                  41,708       21,798       17,331         4,718        6,872        3,039       95,466

Interest-bearing
liabilities

Deposits

  Certificates of Deposit (4)      9,502       24,871        9,097         3,570           -            -        47,040

  Money Market Deposits (5)          649          562        1,591           895          877          273        4,847

  NOW Accounts                       564          489        1,382           777          762          237        4,211

  Passbook Accounts                1,370        1,186        3,355         1,887        1,851          575       10,224

FHLB Advances                     19,100        3,500           -             -            -            -        22,600
                                  ------       ------       ------         -----        -----        -----       ------


TOTAL RATE
SENSITIVE LIABILITIES             31,185       30,608       15,425         7,129        3,490        1,085       88,922
                                  ------       ------       ------         -----        -----        -----       ------


Interest Sensitivity
Gap                              $10,523      $(8,810)     $ 1,906       $(2,411)      $3,382       $1,954      $ 6,544
                                  ======       ======       ======         =====        =====        =====       ======

Cumulative Interest Rate
Sensitivity Gap                  $10,523      $ 1,713      $ 3,619        $1,208       $4,590       $6,544      $ 6,544
                                  ======       ======       ======         =====        =====        =====       ======

Cumulative Interest Rate
Sensitivity Gap as a Percent
of Total Assets                    10.64%        1.73%         3.66%        1.22%        4.64%         6.61%        6.61%
                                   =====         ====          ====         ====         ====          ====         ====

(Footnotes on next page)

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------

1) Includes all adjustable rate mortgage loans based on contractual term to repricing.

2) Includes all fixed-rate mortgage loans which are assumed to reprice in accordance with prepayment assumptions supplied by Harvest Home's asset/liability management software provider. Such prepayment assumptions have been derived from prepayment assumption models previously utilized by the OTS.

3) Includes all investment securities, interest-bearing deposits and federal funds sold.

4) Certificates of deposit are shown repricing based on contractual terms to maturity.

5) Based on assumptions supplied by Harvest Home's asset/liability management provider, money market deposits, NOW accounts and passbook accounts are assumed to decay over a five-year period.


Savings banks have historically presented a gap analysis as a measure of interest rate risk. The gap analysis above presents the projected maturities and periods to repricing of the Savings Bank's rate sensitive assets and liabilities. As stated previously, Harvest Home's cumulative one-year gap, which represents the difference between the amount of interest sensitive assets maturing or repricing in one year and the amount of interest sensitive liabilities maturing or repricing in the same period, was a positive 1.7% of total assets at September 30, 1999. A positive cumulative gap indicates that interest sensitive assets exceed interest sensitive liabilities at a specific date. In a rising interest rate environment, institutions with positive repricing or maturity gaps generally experience a more rapid increase in interest income earned on assets than the interest expense paid on liabilities. Conversely, in an environment of falling interest rates, interest income earned on assets will generally decrease more rapidly than the interest expense paid on liabilities. A negative gap will have the opposite effect. Harvest Home's one to three year gap was a positive 1.9% (of total assets), while all other maturities greater than three years reflected a positive gap of 3.0% of total assets. The foregoing totals have been based on certain prepayment and repricing data that may not reflect actual performance in a rapidly rising or declining interest rate environment.

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

Some of the forward-looking statements included herein are the statements regarding management's determination of the amount and adequacy of the allowance for loan losses, the effect of the year 2000 on information technology systems and the effect of recent accounting pronouncements.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999

The Corporation's assets totaled $98.9 million at September 30, 1999, an increase of $2.0 million, or 2.1%, over September 30, 1998 levels. The increase in total assets was funded primarily by a $6.0 million increase in deposits, partially offset by a $3.3 million decrease in Federal Home Loan Bank advances.

Cash, federal funds sold and interest-bearing deposits in other financial institutions totaled $2.8 million at September 30, 1999, a decrease of $38,000, or 1.3%, from 1998 levels. Federal funds sold decreased by $100,000, while interest-bearing deposits and cash increased by $62,000, or 2.3%, during 1999. Investment securities totaled $6.0 million at September 30, 1999, an increase of $1.9 million, or 47.6%, over the balance at September 30, 1998. This increase resulted primarily from the purchase of $6.0 million of investment securities, offset by the maturity of $4.0 million of investment securities during the 1999 period.

Mortgage-backed securities decreased by $4.2 million, or 11.0%, to a total of $33.7 million at September 30, 1999, compared to September 30, 1998, as principal repayments of $15.0 million exceeded purchases of $12.0 million. During fiscal 1999, management purchased $8.0 million of long-term, adjustable-rate U.S. Government agency collateralized mortgage obligations with a weighted-average yield of 6.38%. Such purchases were funded with proceeds from Federal Home Loan Bank advances. Additionally, the Savings Bank acquired $4.0 million of intermediate-term U. S. Government agency collateralized mortgage obligations at a fixed rate of 5.50%.

Loans receivable increased by $4.0 million, or 8.2%, to a total of $52.8 million at September 30, 1999, compared to September 30, 1998 levels. Loan disbursements totaled $15.8 million during fiscal 1999, as compared to $13.9 million during fiscal 1998, and were partially offset by principal repayments totaling $11.9 million. Growth in the loan portfolio was primarily focused on one- to four-family residential and construction loans, which increased by $3.2 million, or 6.9%, year to year.

At September 30, 1999, Harvest Home's allowance for loan losses totaled $139,000, representing .25% of total loans and 556.0% of nonperforming loans. At September 30, 1998, the allowance for loan losses totaled $127,000, or .25% of total loans, and 259.2% of nonperforming loans. Nonperforming loans amounted to $25,000, or .1%, and $49,000, or .1%, of total assets at September 30, 1999 and 1998, respectively. Although management believes that its allowance for loan losses at September 30, 1999, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Harvest Home's results of operations.

Deposits totaled $66.2 million at September 30, 1999, an increase of $6.0 million, or 10.0%, over the $60.2 million total at September 30, 1998. Harvest Home has historically sought to maintain a moderate rate of deposit growth through marketing and pricing strategies. The increase in deposits during fiscal 1999 can be attributed primarily to consolidation in the financial services industry in Harvest Home's market area, and the consumers' preference for conducting financial business with a smaller, locally-owned institution.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Discussion of Changes in Financial Condition from September 30, 1998 to September 30, 1999 (continued)

Federal Home Loan Bank advances totaled $22.6 million at September 30, 1999, a decrease of $3.3 million, or 12.6%, from September 30, 1998, as repayments of mortgage-backed securities were used to repay advances. At September 30, 1999, the advances carried a 5.23% weighted-average interest rate and are scheduled to mature through fiscal 2008.

Stockholders' equity totaled $9.7 million at September 30, 1999, a decrease of $324,000, or 3.2%, from September 30, 1998 levels. The decrease resulted primarily from cash dividends paid totaling $376,000, coupled with an increase of $781,000 in unrealized losses on securities designated as available for sale, which were partially offset by net earnings of $514,000, amortization of stock benefit plan expense of $197,000, and the exercise of stock options totaling $122,000.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998

General

Net earnings for the year ended September 30, 1999, totaled $514,000, a decrease of $27,000, or 5.0%, from the $541,000 in net earnings reported for the fiscal year ended September 30, 1998. The decrease in net earnings resulted primarily from a $56,000 increase in general, administrative and other expense, coupled with a $17,000 decrease in other income, which were partially offset by a $47,000 increase in net interest income.

Net Interest Income

Total interest income amounted to $6.5 million for the fiscal year ended September 30, 1999, an increase of $115,000, or 1.8%, over fiscal 1998. Interest income on loans totaled $3.7 million in fiscal 1999, an increase of $177,000, or 5.0%. This increase was due primarily to a $3.7 million, or 7.9%, increase in the weighted-average balance outstanding, which was partially offset by a 21 basis point decrease in weighted-average yield, to 7.49% in 1999. Interest income on mortgage-backed securities increased by $41,000, or 2.0%, as a result of a $2.9 million increase in the weighted-average balance outstanding, which was partially offset by a 38 basis point decrease in weighted-average yield, to 5.86% in fiscal 1999. Interest income on investment securities and interest-bearing deposits decreased by $103,000, or 14.5%, due to a $515,000, or 4.7%, decrease in the weighted-average balance outstanding, coupled with a 64 basis point decrease in weighted-average yield, to 5.85% in fiscal 1999.

Interest expense totaled $4.2 million for the fiscal year ended September 30, 1999, an increase of $68,000, or 1.6%, over the $4.1 million total recorded in fiscal 1998. Interest expense on deposits increased by $79,000, or 2.7%, due to a $5.1 million, or 8.5%, increase in the weighted-average balance outstanding, which was partially offset by a 27 basis point decrease in the weighted-average cost of funds, to 4.61% during fiscal 1999. Interest expense on borrowings

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998 (continued)

Net Interest Income (continued)

totaled $1.2 million during fiscal 1999, a decrease of $11,000, or .9%, from fiscal 1998, due to a decrease of 54 basis points in the weighted-average interest rate, to 5.08% during fiscal 1999, partially offset by a $2.1 million increase in the weighted-average balance of advances outstanding from the Federal Home Loan Bank.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $47,000, or 2.1%, from $2.2 million for the fiscal year ended September 30, 1998, to $2.3 million for fiscal 1999. The interest rate spread increased by 1 basis point during fiscal 1999 to 1.96%, while the net interest margin declined by 10 basis points year-to-year, amounting to 2.35% in fiscal 1999.

Provision for Losses on Loans

A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio. As a result of such analysis, management recorded a $12,000 provision for losses on loans during each of the fiscal years ended September 30, 1999 and 1998. The provisions for each of the fiscal years 1999 and 1998 have been predicated primarily upon growth in the loan portfolio and a stable level of nonperforming loans. There can be no assurance that the allowance for loan losses of the Savings Bank will be adequate to cover losses on nonperforming assets in the future.

Other Income

Other income decreased by $17,000, or 15.6%, from $109,000 for the fiscal year ended September 30, 1998 to $92,000 for fiscal 1999. The decrease was primarily due to the absence of the $43,000 gain on sale of mortgage-backed securities recorded in fiscal 1998, partially offset by a $20,000 increase in NOW account fees.

General, Administrative and Other Expense

General, administrative and other expense increased by $56,000, or 3.7%, to a total of $1.6 million for the year ended September 30, 1999, as compared to $1.5 million for fiscal 1998. The increase resulted primarily from an increase of $33,000, or 3.9%, in employee compensation and benefits and a $21,000, or 11.4%, increase in occupancy and equipment expense. The increase in employee compensation and benefits resulted from normal merit increases and an increase in staffing levels, while the increases in occupancy and equipment resulted from the addition of new computer technology.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1999 and 1998 (continued)

Federal Income Taxes

The provision for federal income taxes totaled $265,000 for the fiscal year ended September 30, 1999, an increase of $1,000 from the $264,000 total in fiscal 1998. The effective tax rates for the years ended September 30, 1999 and 1998 were 34.0% and 32.8%, respectively.


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997

General

Net earnings for the year ended September 30, 1998, totaled $541,000, a decrease of $86,000, or 13.7%, from the $627,000 in net earnings reported for the fiscal year ended September 30, 1997. The decrease in net earnings resulted primarily from a $70,000 decline in net interest income, coupled with a $107,000 increase in general, administrative and other expense, which were partially offset by a $45,000 increase in other income and a $49,000 decrease in the provision for federal income taxes.

Net Interest Income

Total interest income amounted to $6.4 million for the fiscal year ended September 30, 1998, an increase of $384,000, or 6.4%, over fiscal 1997. Interest income on loans totaled $3.6 million in fiscal 1998, an increase of $114,000, or 3.3%. This increase was due primarily to a $2.5 million, or 5.6%, increase in the weighted-average balance outstanding, which was offset by a 17 basis point decrease in weighted-average yield, to 7.70% in 1998. Interest income on mortgage-backed securities increased by $431,000, or 26.1%, as a result of a $7.5 million, or 28.7%, increase in the weighted-average balance outstanding, which was partially offset by a 14 basis point decrease in weighted-average yield, to 6.24% in fiscal 1998. Interest income on investment securities and interest-bearing deposits decreased by $161,000, or 18.5%, due primarily to a $2.5 million decrease in the weighted-average balance outstanding.

Interest expense totaled $4.1 million for the fiscal year ended September 30, 1998, an increase of $454,000, or 12.3%, over the $3.7 million total recorded in fiscal 1997. Interest expense on deposits increased by $136,000, or 4.9%, due primarily to a 6 basis point increase in the weighted-average cost of funds, to 4.87% during fiscal 1998. Interest expense on borrowings totaled $1.2 million during fiscal 1998, an increase of $318,000, or 35.2%, over fiscal 1997, due to the previously discussed $6.1 million, or 39.2%, increase in the weighted-average balance of advances outstanding from the Federal Home Loan Bank.

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

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Comparison of Results of Operations for the Fiscal Years Ended September 30, 1998 and 1997 (continued)

Provision for Losses on Loans

Based upon managements analysis of historical loss experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio, management recorded a $12,000 provision for losses on loans during the fiscal year ended September 30, 1998, as compared to $9,000 for fiscal 1997.

Other Income

Other income increased by $45,000, or 70.0%, from $64,000 for the fiscal year ended September 30, 1997 to $109,000 for fiscal 1998. The increase was due primarily to a $36,000 increase in gain on sale of investment and mortgage-backed securities during the year.

General, Administrative and Other Expense

General, administrative and other expense increased by $107,000, or 7.6%, to a total of $1.5 million for the year ended September 30, 1998, as compared to $1.4 million for fiscal 1997. The increase resulted primarily from an increase of $48,000, or 6.0%, in employee compensation and benefits, a $14,000, or 8.2%, increase in occupancy and equipment expense and a $23,000, or 11.5%, increase in other operating expenses. The increase in employee compensation and benefits resulted from normal merit increases and additional staffing levels, while the increases in occupancy and equipment resulted from the addition of new computer technology and other related corporate expenses, respectively.

Federal Income Taxes

The provision for federal income taxes totaled $264,000 for the fiscal year ended September 30, 1998, a decrease of $49,000, or 15.7%, from the $313,000 total in fiscal 1997. The decrease resulted primarily from a $135,000, or 14.4%, decrease in pre-tax earnings. The effective tax rates for the years ended September 30, 1998 and 1997 were 32.8% and 33.3%, respectively.

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

                                                                             Year ended September 30,
                                                          1999                           1998                         1997
                                               Average Interest              Average Interest             Average Interest
                                           outstanding  earned/   Yield/ outstanding  earned/  Yield/ outstanding  earned/   Yield/
                                               balance     paid     rate     balance     paid    rate     balance     paid     rate
                                                                            (Dollars in thousands)
Interest-earning assets:
  Loans receivable                             $50,060   $3,748     7.49%    $46,391  $3,571    7.70%    $43,929   $3,457     7.87%
  Mortgage-backed securities                    36,286    2,126     5.86      33,391   2,085    6.24      25,938    1,654     6.38
  Investment securities                          5,046      301     5.97       5,900     402    6.81       9,846      675     6.86
  Interest-bearing deposits and other            5,347      307     5.74       5,008     309    6.17       3,538      197     5.57
                                                ------    -----    -----     -------   -----  ------     -------   ------   ------
     Total interest-earning assets              96,739    6,482     6.70      90,690   6,367    7.02      83,251    5,983     7.19

Non-interest-earning assets                      3,161                         2,031                       2,153
                                                ------                       -------                      ------

     Total assets                              $99,900                       $92,721                     $85,404
                                                ======                        ======                      ======

Interest-bearing liabilities:
  Deposits
    NOW accounts                               $ 3,997       75     1.88    $  3,533      77    2.18    $  3,477      110     3.16
    Passbook                                     9,926      250     2.52       9,264     250    2.70       9,057      252     2.78
    Money market demand deposits                 4,398      132     3.00       4,354     130    2.99       4,436      144     3.25
    Certificates                                46,745    2,544     5.44      42,814   2,465    5.76      40,909    2,280     5.57
  Borrowings                                    23,827    1,210     5.08      21,738   1,221    5.62      15,615      903     5.78
                                                ------    -----    -----      ------   -----  ------      ------    -----   ------
     Total interest-bearing liabilities         88,893    4,211     4.74      81,703   4,143    5.07      73,494    3,689     5.02
                                                          -----    -----               -----  ------                -----   ------
Non-interest-bearing liabilities                 1,003                           770                       1,608
                                                ------                        ------                      ------

     Total liabilities                          89,896                        82,473                      75,102

Stockholders' equity                            10,004                        10,248                      10,302
                                                ------                        ------                      ------

     Total liabilities and stockholders'
       equity                                  $99,900                       $92,721                     $85,404
                                                ======                        ======                      ======

Net interest income; interest rate
  spread (1)                                             $2,271     1.96%             $2,224    1.95%               $2,294    2.17%
                                                          =====   ======               =====  ======                 =====  ======

Net yield (net interest income as a percent
  of average interest-earning assets)                               2.35%                       2.45%                         2.76%
                                                                  ======                      ======                        ======

Ratio of average interest-earning assets
  to average interest-bearing liabilities                         108.83%                     111.00%                       113.28%
                                                                  ======                      ======                        ======



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

                                                                     Year ended September 30,
                                                                   1999 vs. 1998 1998 vs. 1997
                                                          Increase                             Increase
                                                         (decrease)                           (decrease)
                                                           due to                               due to
                                                     Volume       Rate      Total          Volume       Rate      Total
                                                                                (In thousands)
Interest income attributable to:
  Loans receivable                                     $276     $  (99)      $177            $190       $(76)      $114
  Mortgage-backed securities                            175       (134)        41             469        (38)       431
  Investment securities                                 (54)       (47)      (101)           (269)        (4)      (273)
  Other interest-earning assets(1)                       21        (23)        (2)             87         25        112
                                                        ---       ----        ---             ---        ---        ---
     Total interest income                              418       (303)       115             477        (93)       384

Interest expense attributable to:
  Deposits(2)                                           240       (161)        79             100         36        136
  Borrowings                                            112       (123)       (11)            345        (27)       318
                                                        ---       ----        ---             ---        ---        ---
     Total interest expense                             352       (284)        68             445          9        454
                                                        ---       ----        ---             ---        ---        ---


Increase (decrease) in net interest income                                   $ 47                                  $(70)
                                                                              ===                                   ===

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

The primary investing activities of Harvest Home include investing in loans, mortgage-backed securities and investment securities. Such investments are funded primarily from loans and mortgage-backed securities repayments, increases in customer deposit liabilities and borrowings from the Federal Home Loan Bank. During the fiscal year ended September 30, 1999, loan originations totaled $15.8 million and purchases of mortgage-backed and investment securities totaled $18.0 million, representing the deployment of funds from deposit growth, proceeds from Federal Home Loan Bank advances and proceeds from maturity of investment securities. Customer deposits increased during the fiscal year ended September 30, 1999, by $6.0 million and increased during the fiscal year ended September 30, 1998 by $1.4 million.

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

The following table sets forth the regulatory capital of Harvest Home at September 30, 1999:

    Total Capital to Risk-Weighted Assets                          23.5%
    Tier I Capital to Risk-Weighted Assets                         23.2%
    Tier I Leverage Ratio                                           9.8%

Potential Impact of Current Legislation on Future Results of Operations

On November 12, 1999, the Gramm-Leach-Bliley Act (the "GLB Act") was enacted into law. The GLB Act makes sweeping changes in the financial services in which various types of financial institutions may engage. The Glass-Steagall Act, which had generally prevented banks from affiliating with securities and insurance firms, was repealed. A new "financial holding company," which owns only well capitalized and well managed depository institutions, will be permitted to engage in a variety of financial activities, including insurance and securities underwriting and agency activities.

The GLB Act is not expected to have a material effect on the activities in which HHFC and Harvest Home currently engage, except to the extent that competition with other types of financial institutions may increase as they engage in activities not permitted prior to enactment of the GLB Act.

                       Harvest Home Financial Corporation

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


Effect of Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. Management adopted SFAS No. 130 effective October 1, 1998, as required, without material impact on the Corporation's financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders. It also established standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management adopted SFAS No. 131 effective October 1, 1998, as required, without material effect on the Corporation's financial statements.

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

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Corporation's financial statements.


Year 2000 Compliance Matters

As with all providers of financial services, the Corporation's operations are heavily dependent on information technology systems. The Corporation has addressed the potential problems associated with the possibility that the computers that control or operate the Corporation's information technology system and infrastructure may not be programmed to read four-digit date codes and, upon arrival of the year 2000, may recognize the two-digit code "00" as the year 1900, causing systems to fail to function or to generate erroneous data.

Harvest Home's primary data processing applications are handled by a third-party service bureau, NCR. NCR has advised Harvest Home that it has migrated to a fully Year 2000 compliant processing system that has been fully tested as of January 1, 1999. Management has also reviewed Harvest Home's ancillary equipment and has provided the appropriate remedial measures, including requesting service providers to assure the Savings Bank that their systems and products are fully year 2000 compliant. Harvest Home has upgraded its existing teller operating system with capital expense of approximately $170,000.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Harvest Home Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Harvest Home Financial Corporation as of September 30, 1999 and 1998, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years ended September 30, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Harvest Home Financial Corporation as of September 30, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the years ended September 30, 1999, 1998 and 1997, in conformity with generally accepted accounting principles.



/s/GRANT THORNTON LLP

Cincinnati, Ohio
November 19, 1999

                       Harvest Home Financial Corporation

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                  September 30,
                        (In thousands, except share data)

         ASSETS                                                                                1999                1998
Cash and due from banks                                                                     $ 1,347             $ 1,505
Federal funds sold                                                                              100                 200
Interest-bearing deposits in other financial institutions                                     1,402               1,182
                                                                                             ------              ------
         Cash and cash equivalents                                                            2,849               2,887

Investment securities designated as available for sale - at market                            5,951               4,032
Mortgage-backed securities designated as available for sale - at market                      33,711              37,864
Loans receivable - net                                                                       52,790              48,797
Office premises and equipment - at depreciated cost                                           1,236               1,117
Federal Home Loan Bank stock - at cost                                                        1,723               1,606
Accrued interest receivable on loans                                                            287                 257
Accrued interest receivable on mortgage-backed securities                                       160                 173
Accrued interest receivable on investments and interest-
  bearing deposits                                                                               55                  47
Prepaid expenses and other assets                                                               117                 114
Deferred federal income tax asset                                                                56                  -
                                                                                             ------              ------

         Total assets                                                                       $98,935             $96,894
                                                                                             ======              ======

         LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                                    $66,220              $60,225
Advances from the Federal Home Loan Bank                                                     22,600               25,850
Advances by borrowers for taxes and insurance                                                   105                  119
Accrued interest payable                                                                        115                  126
Other liabilities                                                                               232                  230
Accrued federal income taxes                                                                     10                   65
Deferred federal income taxes                                                                    -                   302
                                                                                             ------               ------
         Total liabilities                                                                   89,282               86,917

Commitments                                                                                      -                    -

Stockholders' equity
  Common stock - 2,000,000 shares of no par value authorized;
    991,875 shares issued                                                                        -                    -
  Additional paid-in capital                                                                  6,887                6,903
  Retained earnings - restricted                                                              5,329                5,191
  Shares acquired by Employee Stock Ownership Plan                                             (224)                (301)
  Shares acquired by Recognition and Retention Plan                                            (194)                (291)
  Accumulated other comprehensive income, unrealized gains (losses)
    on securities designated as available for sale, net of related tax effects                 (694)                  87
  Less 116,586 and 129,518 shares of treasury stock - at cost                                (1,451)              (1,612)
                                                                                             ------               ------
         Total stockholders' equity                                                           9,653                9,977
                                                                                             ------               ------

         Total liabilities and stockholders' equity                                         $98,935              $96,894
                                                                                             ======               ======



The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                       CONSOLIDATED STATEMENTS OF EARNINGS

                            Year ended September 30,
                        (In thousands, except share data)


                                                                                  1999              1998            1997
Interest income
  Loans                                                                         $3,748            $3,571          $3,457
  Mortgage-backed securities                                                     2,126             2,085           1,654
  Investment securities                                                            417               504             734
  Interest-bearing deposits and other                                              191               207             138
                                                                                 -----             -----           -----
         Total interest income                                                   6,482             6,367           5,983

Interest expense
  Deposits                                                                       3,001             2,922           2,786
  Borrowings                                                                     1,210             1,221             903
                                                                                 -----             -----           -----
         Total interest expense                                                  4,211             4,143           3,689
                                                                                 -----             -----           -----

         Net interest income                                                     2,271             2,224           2,294

Provision for losses on loans                                                       12                12               9
                                                                                 -----             -----           -----
         Net interest income after provision
           for losses on loans                                                   2,259             2,212           2,285

Other income
  Gain on sale of investment and mortgage-backed securities                         -                 43               7
  Other operating                                                                   92                66              57
                                                                                 -----             -----           -----
         Total other income                                                         92               109              64

General, administrative and other expense
  Employee compensation and benefits                                               884               851             803
  Occupancy and equipment                                                          205               184             170
  Federal deposit insurance premiums                                                37                36              28
  Franchise taxes                                                                  115               124             121
  Data processing                                                                  107                98              87
  Other operating                                                                  224               223             200
                                                                                 -----             -----           -----
         Total general, administrative and
           other expense                                                         1,572             1,516           1,409
                                                                                 -----             -----           -----

         Earnings before income taxes                                              779               805             940

Federal income taxes
  Current                                                                          219               241             130
  Deferred                                                                          46                23             183
                                                                                 -----             -----           -----
         Total federal income taxes                                                265               264             313
                                                                                 -----             -----           -----

         NET EARNINGS                                                           $  514            $  541          $  627
                                                                                 =====             =====           =====

         EARNINGS PER SHARE
           Basic                                                                  $.60              $.63            $.71
                                                                                   ===               ===             ===

           Diluted                                                                $.59              $.60            $.70
                                                                                   ===               ===             ===


The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                            Year ended September 30,
                                 (In thousands)


                                                                                    1999            1998           1997
Net earnings for the year                                                          $ 514            $541           $627

Other comprehensive income (loss), net of tax effects:
  Unrealized holding gains (losses) on securities during
    the period, net of tax effects of $(403), $39 and $28
    in 1999, 1998 and 1997, respectively                                            (781)             75             54

Reclassification adjustment for unrealized gains included
  in earnings, net of tax effects of $15 and $2 in 1998
  and 1997, respectively                                                              -              (28)            (5)
                                                                                     ---            ----          -----

Comprehensive income (loss)                                                        $(267)           $588           $676
                                                                                    ====             ===            ===

Accumulated comprehensive income (loss)                                            $(694)           $ 87           $ 40
                                                                                    ====             ===            ===



























The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              For the years ended September 30, 1999, 1998 and 1997
                       (In thousands, except share data)

                                                                                                  Unrealized
                                                                                         Shares   gain (loss)
                                                                                       acquired  n securities
                                                              Additional               by stock  esignated as
                                                       Common    paid-in    Retained    benefit     available   Treasury
                                                        stock    capital    earnings      plans      for sale      stock     Total
Balance at October 1, 1996                                $-      $6,740      $4,787    $(1,160)       $   (9)  $   (633)  $ 9,725

Net earnings for the year ended September 30, 1997         -          -          627         -             -          -        627
Cash dividends of $.40 per share                           -          -         (371)        -             -          -       (371)
Purchase of treasury shares - at cost                      -          -           -          -             -        (223)     (223)
Amortization of expense related to stock benefit plans     -         144          -         393            -          -        537
Unrealized gains on securities designated as available
  for sale, net of related tax effects                     -          -           -          -             49         -         49
                                                           --      -----       -----     ------          ----     ------    ------

Balance at September 30, 1997                              -       6,884       5,043       (767)           40       (856)   10,344

Net earnings for the year ended September 30, 1998         -          -          541         -             -          -        541
Cash dividends of $.44 per share                           -          -         (393)        -             -          -       (393)
Purchase of treasury shares - at cost                      -          -           -          -             -        (756)     (756)
Amortization of expense related to stock benefit plans     -          19          -         175            -          -        194
Unrealized gains on securities designated as available
  for sale, net of related tax effects                     -          -           -          -             47         -         47
                                                           --      -----       -----     ------          ----     ------    ------

Balance at September 30, 1998                              -       6,903       5,191       (592)           87     (1,612)    9,977

Net earnings for the year ended September 30, 1999         -          -          514         -             -          -        514
Cash dividends of $.44 per share                           -          -         (376)        -             -          -       (376)
Exercise of stock options                                  -         (39)         -          -             -         161       122
Amortization of expense related to stock benefit plans     -          23          -         174            -          -        197
Unrealized losses on securities designated as available
  for sale, net of related tax effects                     -          -           -          -           (781)        -       (781)
                                                           --      -----       -----     ------          ----     ------    ------

Balance at September 30, 1999                             $-      $6,887      $5,329   $   (418)        $(694)   $(1,451)  $ 9,653
                                                           ==      =====       =====    =======          ====     ======    ======


The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                            Year ended September 30,
                                 (In thousands)


                                                                                    1999            1998           1997
Cash flows from operating activities:
  Net earnings for the year                                                      $   514         $   541         $  627
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of deferred loan origination fees                                   (44)            (34)           (34)
    Depreciation and amortization                                                     77              57             51
    Amortization of premiums on mortgage-backed securities                            15               5              6
    Amortization of premiums (discounts) on investment securities - net                5             (33)            17
    Gain on sale of investment and mortgage-backed securities                         -              (43)            (7)
    Amortization expense of stock benefit plans                                      197             194            537
    Provision for losses on loans                                                     12              12              9
    Federal Home Loan Bank stock dividends                                          (117)           (102)           (59)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable on loans                                           (30)            (12)           (36)
      Accrued interest receivable on mortgage-backed securities                       13             (34)           (37)
      Accrued interest receivable on investments and interest-
        bearing deposits                                                              (8)             79             85
      Prepaid expenses and other assets                                               (3)            (41)             1
      Accrued interest payable                                                       (11)             37             12
      Other liabilities                                                                2             (23)          (563)
      Federal income taxes
        Current                                                                      (55)            116             22
        Deferred                                                                      46              23            183
                                                                                  ------          ------          ------
         Net cash provided by operating activities                                   613             742            814

Cash flows provided by (used in) investing activities:
  Principal repayments on mortgage-backed securities                              14,992          19,867          2,644
  Purchase of mortgage-backed securities                                         (11,963)        (26,992)       (18,205)
  Proceeds from sale of mortgage-backed securities
    available for sale                                                                -            1,878            141
  Proceeds from maturity of mortgage-backed securities                                -               -           3,500
  Purchase of investment securities                                               (6,000)             -              -
  Proceeds from maturity of investment securities                                  4,000           4,000          2,003
  Proceeds from sale of investment securities available
    for sale                                                                          -               -           2,003
  Principal repayments on loans                                                   11,883          10,376          5,976
  Loan disbursements                                                             (15,844)        (13,922)        (8,913)
  Purchase of Federal Home Loan Bank stock                                            -             (285)          (572)
  Purchase of office equipment                                                      (196)           (193)           (80)
                                                                                  ------          ------         ------
         Net cash used in investing activities                                    (3,128)         (5,271)       (11,503)
                                                                                  ------          ------         ------

         Net cash used in operating and investing
           activities (balance carried forward)                                   (2,515)         (4,529)       (10,689)
                                                                                  ------          ------         ------

                       Harvest Home Financial Corporation

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                            Year ended September 30,
                                 (In thousands)


                                                                                    1999            1998           1997
         Net cash used in operating and investing
           activities (balance brought forward)                                  $(2,515)        $(4,529)      $(10,689)

Cash flows provided by (used in) financing activities:
  Net increase in deposits                                                         5,995           1,439            828
  Proceeds from Federal Home Loan Bank advances                                   10,000          38,200         18,200
  Repayment of Federal Home Loan Bank advances                                   (13,250)        (36,350)        (4,200)
  Advances by borrowers for taxes and insurance                                      (14)             12             11
  Dividends on common stock                                                         (376)           (393)          (371)
  Proceeds from exercise of stock options                                            122              -              -
  Purchase of treasury stock                                                          -             (756)          (223)
                                                                                  ------          ------        -------
         Net cash provided by financing activities                                 2,477           2,152         14,245
                                                                                  ------          ------        -------

Net increase (decrease) in cash and cash equivalents                                 (38)         (2,377)         3,556

Cash and cash equivalents at beginning of year                                     2,887           5,264          1,708
                                                                                  ------          ------        -------

Cash and cash equivalents at end of year                                         $ 2,849         $ 2,887       $  5,264
                                                                                  ======          ======        =======

Supplemental disclosure of cash flow information:
 Cash paid during the year for:
    Federal income taxes                                                         $   180         $   121       $     96
                                                                                  ======          ======        =======

    Interest paid on deposits and borrowings                                     $ 4,222         $ 4,106       $  3,677
                                                                                  ======          ======        =======


Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects                               $  (781)        $    47       $     49
                                                                                  ======          ======        =======












The accompanying notes are an integral part of these statements.

                       Harvest Home Financial Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        September 30, 1999, 1998 and 1997


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

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    2.  Investment Securities and Mortgage-Backed Securities (continued)

    At September 30, 1999, the Corporation's stockholders' equity reflected net unrealized losses on securities designated as available for sale totaling $694,000. At September 30, 1998, the Corporation's stockholders' equity reflected net unrealized gains on securities designated as available for sale totaling $87,000.

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

                        September 30, 1999, 1998 and 1997


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

    At September 30, 1999, the Savings Bank had one loan account totaling $195,000 that is defined as impaired under SFAS No. 114. The Savings Bank had no such loans at September 30, 1998. No portion of the allowance for credit losses was allocated to such impaired loans at September 30, 1999 or 1998.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


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

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

    9.  Benefit Plans

    The Savings Bank provides a supplemental retirement plan to certain key officers. The Savings Bank's obligations under the supplemental plan have been funded via the purchase of key man life insurance policies for which the Savings Bank is the beneficiary. Expense under the supplemental plan totaled approximately $1,000 during each of the fiscal years ended September 30, 1999, 1998 and 1997.

    The Corporation has an Employee Stock Ownership Plan ("ESOP") which provides retirement benefits for substantially all full-time employees who have completed one year of service. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given fiscal year. Expense recognized related to the ESOP totaled approximately $114,000, $111,000 and $48,000 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively.

    The Corporation also has a Recognition and Retention Plan ("RRP"). During fiscal 1996, the RRP purchased 39,675 shares of the Corporation's common stock in the open market. At September 30, 1999, 37,211 shares had been awarded to executive officers and members of the Board of Directors of the Corporation. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. A provision of $97,000 related to the RRP was charged to expense for each of the fiscal years ended September 30, 1999, 1998 and 1997.

    10.  Earnings Per Share and Dividends Per Share

    Basic earnings per share for the years ended September 30, 1999, 1998 and 1997 is computed based upon the weighted-average shares outstanding during the period, less 20,337, 28,252 and 36,774 shares, respectively, in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding totaled 851,799, 859,891 and 881,720 for the years ended September 30, 1999, 1998 and 1997, respectively.

    Diluted earnings per share is computed taking into consideration common shares outstanding and dilutive potential common shares to be issued under the Corporation's stock option plan. Weighted-average common shares deemed outstanding for purposes of computing diluted earnings per share totaled 878,289, 894,437 and 893,942 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. Incremental shares related to the assumed exercise of stock options included in the computation of diluted earnings per share totaled 26,490, 34,546 and 12,222 for the fiscal years ended September 30, 1999, 1998 and 1997, respectively. Options to purchase 1,000 shares of common stock with an exercise price of $14.00 per share were outstanding at September 30, 1999, but were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10.  Earnings Per Share and Dividends Per Share (continued)

    Capital distributions paid in excess of the Corporation's earnings and profits (computed on a stand-alone basis for federal income tax purposes) are deemed by management to constitute a return of excess capital. Management has determined that $.21, $.33 and $.37 of fiscal 1999, 1998 and 1997 dividends constitute tax-free distributions.

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

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments at September 30, 1999 and 1998:

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

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At September 30, 1999 and 1998, the difference between the fair value and notional amount of loan commitments was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments at September 30 are as follows:

                                                                    1999                            1998
                                                        Carrying            Fair       Carrying           Fair
                                                           value           value          value          value
                                                                              (In thousands)
    Financial assets
      Cash and cash equivalents                          $ 2,849         $ 2,849        $ 2,887        $ 2,887
      Investment securities                                5,951           5,951          4,032          4,032
      Mortgage-backed securities                          33,711          33,711         37,864         37,864
      Loans receivable                                    52,790          52,512         48,797         50,590
      Federal Home Loan Bank stock                         1,723           1,723          1,606          1,606
                                                          ------          ------         ------         ------

                                                         $97,024         $96,746        $95,186        $96,979
                                                          ======          ======         ======         ======
    Financial liabilities
      Deposits                                           $66,220         $66,439        $60,225        $61,304
      Advances from Federal Home Loan Bank                22,600          22,598         25,850         25,775
      Escrow deposits                                        105             105            119            119
                                                          ------          ------         ------         ------

                                                         $88,925         $89,142        $86,194        $87,198
                                                          ======          ======         ======         ======

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12.  Comprehensive Income

    The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of October 1, 1998. The Statement established standards for reporting and presentation of comprehensive income and its components in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. SFAS No. 130 requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital. Financial statements for earlier periods were restated for comparative purposes. The Corporation's accumulated comprehensive income consists solely of the change in unrealized gains and losses on securities designated as available for sale in accordance with SFAS No. 115.

    13.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original maturities of less than ninety days.

    14.  Reclassifications

    Certain prior year amounts have been reclassified to conform to the 1999 consolidated financial statement presentation.


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses, and estimated fair values of investment securities at September 30, 1999 and 1998 are summarized as follows:

                                                                                1999
                                                                        Gross           Gross        Estimated
                                                   Amortized       unrealized      unrealized             fair
                                                        cost            gains          losses            value
    Available for sale:                                                     (In thousands)
      U.S. Government agency
        obligations                                   $6,000              $-            $  49           $5,951
                                                       =====               ==            ====            =====

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

                                                                         1998
                                                                 Gross           Gross    Estimated
                                              Amortized     unrealized      unrealized         fair
                                                   cost          gains          losses        value
    Available for sale:                                              (In thousands)
      U.S. Government agency
        obligations                              $4,005            $27             $-        $4,032
                                                  =====             ==              ==        =====

    The amortized cost and estimated fair values of U.S. Government agency obligations by contractual term to maturity at September 30 are shown below:

                                                        1999                         1998
                                                            Estimated                    Estimated
                                             Amortized           fair       Amortized         fair
                                                  cost          value            cost        value
                                                                  (In thousands)
    Due within one year                         $   -          $   -           $4,005       $4,032
    Due after one year through
      five years                                 6,000          5,951              -            -
                                                 -----          -----           -----        -----

                                                $6,000         $5,951          $4,005       $4,032
                                                 =====          =====           =====        =====

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at September 30, 1999 and 1998 are summarized as follows:

                                                                              1999
                                                                     Gross           Gross    Estimated
                                                  Amortized     unrealized      unrealized         fair
                                                       cost          gains          losses        value
    Available for sale:                                                  (In thousands)
      Federal Home Loan Mortgage Corporation:
        Participation certificates                 $  4,901            $-          $   128     $  4,773
        Collateralized mortgage obligations          22,236             -              858       21,378
      Federal National Mortgage Association:
        Participation certificates                    2,158              2              52        2,108
        Collateralized mortgage obligations           5,420             33               1        5,452
                                                    -------           ----          ------      -------

         Total mortgage-backed securities           $34,715          $  35          $1,039      $33,711
                                                     ======           ====           =====       ======


                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE B - INVESTMENTS AND MORTGAGE-BACKED SECURITIES (continued)

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
                                                       ======            ===             ===       ======

    The amortized cost of mortgage-backed securities, by contractual terms to maturity at September 30, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

                                                           1999                1998
                                                                 (In thousands)
    Due within three years                             $  1,044            $  1,010
    Due in three to five years                            4,016               5,713
    Due in five to ten years                              8,055               8,761
    Due in ten to twenty years                            1,261               2,857
    Due after twenty years                               20,339              19,418
                                                         ------              ------

                                                        $34,715             $37,759
                                                         ======              ======

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at September 30 is summarized as follows:

                                                             1999           1998
                                                               (In thousands)
    Residential real estate
      One-to-four family                                  $43,083        $41,214
      Home equity lines of credit                           1,480          1,275
      Multifamily                                           2,178          1,367
      Construction                                          5,964          4,663
    Nonresidential real estate and land                     3,085          3,024
    Deposit account                                            20             25
                                                           ------         ------
                                                           55,810         51,568
    Less:
      Undisbursed portion of loans in process               2,823          2,556
      Deferred loan origination fees                           58             88
      Allowance for loan losses                               139            127
                                                           ------         ------

                                                          $52,790        $48,797
                                                           ======         ======


    As depicted above, the Savings Bank's lending efforts have historically focused on one-to-four family residential and multifamily residential real estate loans, which comprise approximately $49.9 million, or 94%, of the total loan portfolio at September 30, 1999, and $46.0 million, or 94%, of the total loan portfolio at September 30, 1998. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southwestern Ohio, thereby impairing collateral values. However, management is of the belief that residential real estate values in the Savings Bank's primary lending area are presently stable.

    The Savings Bank had sold participating interests in loans in the secondary market, retaining servicing on the loans sold. Loans sold and serviced for others totaled approximately $196,000 at September 30, 1998. There were no loans serviced for others at September 30, 1999.

    In the ordinary course of business, the Savings Bank has granted loans to some of its directors, officers and their related business interests. All loans to related parties have been made on substantially the same terms as those prevailing at the time for unrelated third parties. The aggregate dollar amount of loans to officers and directors was approximately $132,000 and $157,000 at September 30, 1999 and 1998, respectively. During the fiscal year ended September 30, 1999, $75,000 in new loans were disbursed to officers and directors, while principal repayments of $100,000 were received from officers and directors.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE D - ALLOWANCE FOR LOAN LOSSES

     The activity in the allowance for loan losses is summarized as follows for the years ended September 30:

                                                  1999         1998         1997
                                                         (In thousands)
    Balance at beginning of year                  $127         $115         $111
    Provision for losses on loans                   12           12            9
    Charge-off of loans                             -            -            (5)
                                                   ---          ---          ---

    Balance at end of year                        $139         $127         $115
                                                   ===          ===          ===

    At September 30, 1999, the Savings Bank's allowance for loan losses was comprised solely of a general loan loss allowance, which is includible as a component of regulatory risk-based capital.

    At September 30, 1999, 1998 and 1997, the Savings Bank's nonaccrual and nonperforming loans totaled $25,000, $49,000 and $95,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $1,000, $2,000 and $6,000 for the years ended September 30, 1999, 1998 and 1997, respectively.


NOTE E - OFFICE PREMISES AND EQUIPMENT

     Office  premises and  equipment are comprised of the following at September
     30:

                                                      1999           1998
                                                        (In thousands)
    Land and improvements                          $   119        $   119
    Office buildings and improvements                1,425          1,397
    Furniture, fixtures and equipment                  642            474
    Automobile                                          14             14
                                                   -------        -------
                                                     2,200          2,004
      Less accumulated depreciation                    964            887
                                                    ------         ------

                                                    $1,236         $1,117
                                                     =====          =====


                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at September 30:

    Deposit type and weighted-average                                            1999                        1998
    interest rate                                                           Amount      %              Amount      %
                                                                                    (Dollars in thousands)
    NOW accounts - 1.84% in 1999 and
      1998                                                                 $ 3,806        5.7          $ 3,208      5.3
    Super NOW accounts - 2.75% in 1999
      and 1998                                                                 405         .6              253       .4
    Passbook accounts - 2.53% in 1999
      and 1998                                                              10,437       15.8            9,494     15.8
    Money market demand deposit -
      3.00% in 1999 and 1998                                                 4,534        6.9            4,107      6.8
                                                                            ------      -----           ------    -----
           Total demand, transaction and
             passbook deposits                                              19,182       29.0           17,062     28.3

    Certificates of deposit:
      Original maturities of:
        Less than 12 months
          4.57% in 1999 and 5.13% in 1998                                    4,012        6.1            3,163      5.3
        12 months
          4.90% in 1999 and 5.15% in 1998                                   21,751       32.8           21,945     36.4
        18 months
          5.45% in 1999 and 5.86% in 1998                                    5,231        7.9            4,760      7.9
        30 months
          5.60% in 1999 and 5.80% in 1998                                    6,844       10.3            5,254      8.7
        48 months and greater
          6.02% in 1999 and 6.12% in 1998                                    9,200       13.9            8,041     13.4
                                                                            ------      -----           ------    ------

           Total certificates of deposit                                    47,038       71.0           43,163     71.7
                                                                            ------      -----           ------    ------

           Total deposits                                                  $66,220      100.0%         $60,225    100.0%
                                                                            ======      =====           ======    =====

    At September 30, 1999 and 1998, the Savings Bank had certificate of deposit accounts with balances greater than $100,000 totaling $4.1 million and $2.9 million, respectively.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997

NOTE F - DEPOSITS (continued)

     Interest expense on deposit accounts is summarized as follows for the years ended September 30:

                                                    1999         1998         1997
                                                           (In thousands)
    Money market demand deposit accounts         $   132      $   130      $   144
    Passbook and escrow accounts                     253          254          256
    NOW and Super NOW accounts                        72           73          107
    Certificates of deposit                        2,544        2,465        2,279
                                                   -----        -----        -----

                                                  $3,001       $2,922       $2,786
                                                   =====        =====        =====

     Maturities of outstanding certificates of deposit are summarized as follows at September 30:

                                                       1999             1998
                                                         (In thousands)
    Less than six months                            $18,130          $13,202
    Six months to one year                           16,242           16,864
    One to two years                                  7,906            6,976
    Two to three years                                1,191            4,358
    Three to four years                               1,347              341
    Over four years                                   2,222            1,422
                                                     ------           ------

                                                    $47,038          $43,163
                                                     ======           ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at September 30, 1999 by pledges of certain residential mortgage loans totaling $33.9 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest Rate                      Maturing fiscal                           September 30,
                                    year ending in                     1999              1998
                                                                     (Dollars in thousands)
5.58%                                     2000                     $     -           $  3,000
5.38%                                     2001                        5,600                -
5.43% - 5.71%                             2007                           -                950
4.66% - 5.64%                             2008                       17,000            21,900
                                                                     ------            ------

                                                                    $22,600           $25,850
                                                                     ======            ======

Weighted-average interest rate                                         5.23%             5.26%
                                                                       ====              ====

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


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

    At September 30, 1999, the Savings Bank had commitments for unused lines of credit under home equity loans of $3.0 million. Management believes that such loan commitments are able to be funded through cash flow from operations and existing excess liquidity. Fees received in connection with these commitments have not been recognized in earnings.

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


NOTE I - FEDERAL INCOME TAXES

    The Corporation's provision for federal income taxes does not differ materially from the amounts computed at the statutory corporate tax rate for the years ended September 30, 1999, 1998 and 1997.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE I - FEDERAL INCOME TAXES (continued)

     The composition of the Corporation's net deferred tax asset (liability) at September 30 is as follows:

                                                                    1999           1998
                                                                       (In thousands)
     Taxes (payable) refundable on temporary
     differences at estimated corporate tax rate:
       Deferred tax assets:
         General loan loss allowance                                $ 47          $  43
         Stock benefit plans                                          25             25
         Unrealized losses on securities designated as
           available for sale                                        359             -
                                                                     ---           ----
           Total deferred tax assets                                 431             68

     Deferred tax liabilities:
         Percentage of earnings bad debt deduction                  (104)          (125)
         Deferred loan origination costs                             (39)           (24)
         Federal Home Loan Bank stock dividends                     (230)          (176)
         Unrealized gains on securities designated as
           available for sale                                         -             (45)
         Other                                                        (2)            -
                                                                     ---           ----
           Total deferred tax liabilities                           (375)          (370)
                                                                     ---           ----

           Net deferred tax asset (liability)                       $ 56          $(302)
                                                                     ===           ====

    The Savings Bank was allowed a special bad debt deduction based on a percentage of earnings, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. This deduction totaled approximately $1.7 million as of September 30, 1999. If the amounts that qualify as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The approximate amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is $450,000.

    Due to recent legislation, the Savings Bank is required to recapture as taxable income approximately $370,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and will amortize the recapture of the bad debt reserve in taxable income over a six year period, which commenced in fiscal 1999.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


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

                        September 30, 1999, 1998 and 1997


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

    As of September 30, 1999 and 1998, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                                          1999
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                                  (Dollars in thousands)
    Total capital
      (to risk-weighted assets)          $9,876    23.5%         =>$3,365    =>8.0%          =>$4,206     =>10.0%

    Tier I capital
      (to risk-weighed assets)           $9,737    23.2%         =>$1,682    =>4.0%          =>$2,523     => 6.0%

    Tier I leverage                      $9,737     9.8%         =>$3,985    =>4.0%          =>$4,981     => 5.0%



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

    Tier I capital
      (to risk-weighed assets)           $9,292    23.4%         =>$1,587    =>4.0%          =>$2,380     => 6.0%

    Tier I leverage                      $9,292     9.6%         =>$3,860    =>4.0%          =>$4,825     => 5.0%


    The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the primary market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE K - STOCK OPTION PLAN

    The Board of Directors adopted a Stock Option Plan that provided for the issuance of 129,333 shares (adjusted) of authorized, but unissued shares of common stock at fair value at the date of grant. During fiscal 1996, the Corporation granted options to purchase 74,297 shares to members of the Board of Directors and executive officers at an initial fair value of $12.25 per share. In order to give effect to a return of capital distribution paid in fiscal 1996, the number of shares granted under option and the exercise price were adjusted in fiscal 1997 to 96,879 and $9.42 per share, respectively.

    The Corporation accounts for its stock option plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the plan. Had compensation cost for the Corporation's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have resulted in the pro forma amounts indicated below:

                                                               1999             1998         1997
    Net earnings (In thousands)     As reported                $514             $541         $627
                                                                ===              ===          ===

                                      Pro-forma                $514             $541         $627
                                                                ===              ===          ===

    Earnings per share
      Basic                         As reported                $.60             $.63         $.71
                                                                ===              ===          ===

                                      Pro-forma                $.60             $.63         $.71
                                                                ===              ===          ===

      Diluted                       As reported                $.59             $.60         $.70
                                                                ===              ===          ===

                                      Pro-forma                $.59             $.60         $.70
                                                                ===              ===          ===

    The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in fiscal 1999: dividend yield of 5.5%, expected volatility of 20.0%, a risk-free interest rate of 6.5% and expected lives of ten years.

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE K - STOCK OPTION PLAN (continued)

    A summary of the status of the Corporation's stock option plan as of September 30, 1999, 1998 and 1997, and changes during the periods ending on those dates is presented below:

                                                1999                        1998                         1997
                                                      Weighted-                  Weighted-                    Weighted-
                                                        average                    average                      average
                                                       exercise                   exercise                     exercise
                                            Shares        price        Shares        price          Shares        price
    Outstanding at beginning of year        96,879      $  9.42        96,879       $9.42           74,297       $12.25
    Adjustment for return of capital
     distribution                               -           -              -            -           22,582        (2.83)
    Granted                                  1,000        14.00            -            -               -           -
    Exercised                              (12,932)        9.42            -            -               -           -
    Forfeited                                   -           -              -            -               -           -
                                           -------        -----       ------        ----          ------        ----
    -

    Outstanding at end of year              84,947       $ 9.47        96,879       $9.42           96,879       $ 9.42
                                            ======        =====        ======        ====           ======        =====

    Options exercisable at year-end         84,947       $ 9.47        96,879       $9.42           96,879       $ 9.42
                                            ======        =====        ======        ====           ======        =====
    Weighted-average fair value of
      options granted during the year                    $ 2.98                       N/A                           N/A
                                                          =====                       ===                           ===

     The following information applies to options outstanding at September 30, 1999:

    Number outstanding                                                           84,947
    Range of exercise prices                                             $9.42 - $14.00
    Weighted-average exercise price                                               $9.47
    Weighted-average remaining contractual life                              6.25 years

                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF HARVEST HOME FINANCIAL
  CORPORATION

    The following condensed financial statements summarize the financial position of Harvest Home Financial Corporation as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the three years ended September 30, 1999, 1998 and 1997.

                       Harvest Home Financial Corporation
                        STATEMENTS OF FINANCIAL CONDITION
                                  September 30,
                                 (In thousands)

    ASSETS                                                                     1999                1998
    Cash and cash equivalents                                                $  174             $   130
    Mortgage-backed securities designated as available for
      sale - at market                                                          191                 397
    Loan receivable from ESOP                                                   224                 301
    Investment in Harvest Home Savings Bank                                   9,041               9,370
    Prepaid expenses and other                                                   48                  69
                                                                              -----              ------

          Total assets                                                       $9,678             $10,267
                                                                              =====              ======

    LIABILITIES AND STOCKHOLDERS' EQUITY

    Other liabilities                                                        $   25             $   290

    Stockholders' equity
      Common stock and additional paid-in capital                             6,887               6,903
      Retained earnings                                                       5,329               5,191
      Shares acquired by stock benefit plans                                   (418)               (592)
      Unrealized gains (losses) on securities designated as available
        for sale, net of tax effects                                           (694)                 87
      Less treasury stock - at cost                                          (1,451)             (1,612)
                                                                              -----              ------
         Total stockholders' equity                                           9,653               9,977
                                                                              -----              ------

          Total liabilities and stockholders' equity                         $9,678             $10,267
                                                                              =====              ======


                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF HARVEST HOME FINANCIAL
  CORPORATION (continued)

                       Harvest Home Financial Corporation

                             STATEMENTS OF EARNINGS
                        For the year ended September 30,
                                 (In thousands)
                                                                                    1999            1998           1997
    Revenue
      Interest income                                                              $  29           $  57           $108
      Other income                                                                     7              26             27
      Equity in earnings of Harvest Home Savings Bank                                548             542            602
                                                                                     ---             ---            ---
         Total revenue                                                               584             625            737

    General and administrative expenses                                               87              98            100
                                                                                     ---             ---            ---

         Earnings before income taxes (credits)                                      497             527            637

    Federal income taxes (credits)                                                   (17)            (14)            10
                                                                                     ---             ---            ---

         NET EARNINGS                                                               $514            $541           $627
                                                                                     ===             ===            ===


                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE L - CONDENSED FINANCIAL STATEMENTS OF HARVEST HOME FINANCIAL
  CORPORATION (continued)

                       Harvest Home Financial Corporation
                            STATEMENTS OF CASH FLOWS
                            Year ended September 30,
                                 (In thousands)

                                                                                    1999            1998           1997
    Cash provided by (used in) operating activities:
      Net earnings for the year                                                     $514         $   541           $627
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Accretion of discounts on mortgage-backed securities                          (1)             (4)            (4)
        Undistributed earnings of consolidated subsidiary                           (248)           (542)          (602)
        Amortization expense of stock benefit plans                                   -                8            144
        Gain on sale of mortgage-backed securities                                    -               (6)            -
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                           21             (25)            66
          Other liabilities                                                         (261)            257           (199)
                                                                                     ---          ------            ---
          Net cash provided by operating activities                                   25             229             32

    Cash flows provided by investing activities:
      Proceeds from repayment of loan to ESOP                                         77              77            296
      Proceeds from sale of mortgage-backed securities                                -              337             -
      Principal repayments on mortgage-backed securities                             196             281            228
                                                                                     ---          ------            ---
          Net cash provided by investing activities                                  273             695            524

    Cash flows provided by (used in) financing activities:
      Payment of dividends on common stock                                          (376)           (393)          (371)
      Purchase of treasury stock                                                      -             (756)          (223)
      Proceeds from exercise of stock options                                        122              -              -
                                                                                     ---           -----             --
          Net cash used in financing activities                                     (254)         (1,149)          (594)
                                                                                     ---           -----            ---

    Net increase (decrease) in cash and cash equivalents                              44            (225)           (38)

    Cash and cash equivalents at beginning of year                                   130             355            393
                                                                                     ---           -----            ---

    Cash and cash equivalents at end of year                                        $174          $  130           $355
                                                                                     ===           =====            ===


                       Harvest Home Financial Corporation

                        September 30, 1999, 1998 and 1997


NOTE M - PENDING MERGER

    On October 1, 1999, the Corporation entered into an Agreement and Plan of Merger (the "Agreement") whereby the Corporation would be acquired by a newly formed holding company of The People's Building, Loan and Savings Company ("People's") for total consideration of approximately $16.5 million in cash and common stock. In connection with the acquisition, People's (following a merger with The Oakley Improved Building and Loan Company) will convert from a mutual to a stock institution and form the holding company. Under the terms of the Agreement, each share of the Corporation's common stock will be exchanged for a combination of $9.00 per share in cash plus new common shares of Peoples' holding company with a value of $9.00. It is currently anticipated that the number of shares of common stock that will be exchanged for each share of the Corporation's common stock is 0.9 shares, assuming the initial offering price of People's common stock is $10 per share.

                       HARVEST HOME FINANCIAL CORPORATION
                             DIRECTORS AND OFFICERS


BOARD OF DIRECTORS                      OFFICERS

Walter A. Schuch                        John E. Rathkamp
Chairman of the Board                   President, Chief Executive Officer
                                          and Secretary
John E. Rathkamp
Director                                Dennis J. Slattery
                                        Executive Vice President and Treasurer
Richard F. Hauck
Director                                Teresa O'Quinn
                                        Vice President and Controller
Marvin J. Ruehlman
Director                                Deborah Mundstock
                                        Assistant Vice President and
Thomas L. Eckert                          Loan Officer
Director

Herbert E. Menkhaus
Director

George C. Eyrich
Director

                            HARVEST HOME SAVINGS BANK
                             DIRECTORS AND OFFICERS


John E. Rathkamp
Director, President, Chief Executive Officer and Secretary

Dennis J. Slattery
Executive Vice President, Treasurer

Teresa O'Quinn
Vice President, Controller

Deborah Mundstock
Assistant Vice President, Loan Officer

Richard F. Hauck
Director

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

                                 Dana S. Hushak
                                 Vice President
                                Fifth-Third Bank
                          Trust and Investment Services
                               Fifth-Third Center
                             Cincinnati, Ohio 45263


                                 ANNUAL MEETING

Harvest Home Financial Corporation executed a merger agreement with People's Building Loan and Savings Company on October 1, 1999. Due to the need to hold a special meeting of shareholders to ratify the proposed merger, the Annual Meeting of Shareholders usually held in December of each year has been postponed. Subject to regulatory approval of the merger, a special shareholders meeting is anticipated during the second calendar quarter of year 2000.


                          ANNUAL REPORT ON FORM 10-KSB

A copy of HHFC's Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be available at no charge to stockholders upon written request to:

                       Harvest Home Financial Corporation
                          Attention: Dennis J. Slattery
                            Executive Vice President
                              3621 Harrison Avenue
                               Cheviot, Ohio 45211